P.E. 8/31/06

06048411

6-22793


PRICESMART®
Membership Shopping
Business Member
PRICESMART®
Membership Shopping
Diamond Member

PROCESSED

DEC 0 8 2006

THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
DEC 0 6 2006
WASH. D.C. 210 SECTION

2006

Annual Report

Dear Stockholder:

PriceSmart's 2006 fiscal year ending August 31 was highlighted by an increase in sales of 18.9% and after tax profits of $11.9 million (including $3.0 million on collection of a note) or $.43 per share. This strong performance contrasted with the prior three years during which we were identifying and resolving major problems in our business.

Much of PriceSmart's improvements resulted from the outstanding performance of our great team. Jose Luis Laparte, President of PriceSmart, along with the nearly 4,000 other employees in the U.S., Central America and the Caribbean truly did a wonderful job. In addition, the Company's strong balance sheet enabled our buyers to increase inventory, leading to a much better in stock condition. Finally, economic and political conditions were favorable in most PriceSmart markets leading to stable currencies and greater consumer confidence.

During the fiscal year PriceSmart strengthened its real estate portfolio by purchasing a previously leased PriceSmart location in Panama, renegotiating and lengthening another lease in Panama and purchasing property in Honduras for the relocation of an existing location (the relocated site in San Pedro Sula opened successfully November 4). These real estate investments are consistent with our belief that owning real estate creates long term stockholder value while reducing occupancy expenses.

But financial results don't tell the whole story. Most PriceSmart stockholders have never visited a PriceSmart warehouse club and may not know that our locations operate at or above typical U.S. warehouse club standards, in terms of merchandising, cleanliness and employee relations. Also, because PriceSmart does business in small, developing countries, our business is a positive force for economic growth, jobs, improved standards of living and supplier opportunities both in the region and in the United States.

We are proud of this past year's accomplishments but recognize the challenges ahead, including increased competition, the limitations of doing business in small markets, identifying expansion opportunities and the unpredictability of political and economic conditions. Our plan is to continue to improve our merchandising business while seeking additional ways to grow the Company.

In closing, best wishes to you, our stockholders, for a very healthy and prosperous New Year.

Sincerely,

Robert E. Price

Robert E. Price,
Chairman of the Board of Directors

PRICESMART, INC.

INDEX TO FINANCIAL STATEMENTS AND OTHER INFORMATION AUGUST 31, 2006

PRICESMART, INC.

SELECTED FINANCIAL DATA

The selected consolidated financial data presented below for the five years ended August 31, 2006 is derived from the Company's consolidated financial statements and accompanying notes. This selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and accompanying notes thereto included elsewhere in this report.

	Years Ended August 31,				
	2006	2005	2004	2003	2002
	(in thousands, except earnings (loss) per share)				
OPERATING RESULTS DATA:					
Net warehouse club sales	$719,576	$604,994	$530,262	$525,970	$537,954
Export sales	63	425	1,052	7,039	2,361
Membership fees	11,520	9,424	7,939	6,995	7,796
Other income	3,514	3,982	4,938	5,991	7,681
Total revenues	734,673	618,825	544,191	545,995	555,792
Cost of goods sold	611,497	517,005	456,716	462,694	456,893
Selling, general and administrative	102,863	95,671	92,944	88,471	83,011
Settlement and related expenses	—	—	—	—	1,500
Preopening expenses	349	99	—	1,966	571
Asset impairment and closure costs	1,834	11,361	1,236	7,087	—
Operating income (loss)	18,130	(5,311)	(6,705)	(14,223)	13,817
Net interest and other income (expense) [1]	(1,383)	(4,625)	(5,716)	(6,922)	(6,443)
Income (loss) from continuing operations before (provision) benefit for income taxes, losses (including impairment charges) of unconsolidated affiliate and minority interest	16,747	(9,936)	(12,421)	(21,145)	7,374
(Provision) benefit for income taxes	(8,112)	(9,140)	(4,236)	(225)	4,731
Losses (including impairment charges in 2005 and 2004) of unconsolidated affiliate	(97)	(4,368)[3]	(4,828)[3]	(2,967)	(37)
Minority interest	(354)	566	697	3,114	(107)
Income (loss) from continuing operations	8,184	(22,878)	(20,788)	(21,223)	11,961
Discontinued operations, net of tax	3,674	(19,459)	(9,194)	(9,003)	(526)
Net income (loss)	11,858	(42,337)	(29,982)	(30,226)	11,435
Preferred dividends	—	(648)	(3,360)	(1,854)	(991)
Deemed dividend on exchange of common stock for preferred stock	—	(20,647)	—	—	—
Net income (loss) available (attributable) to common stockholders	$ 11,858	$ (63,632)	$ (33,342)	$ (32,080)	$ 10,444
EARNINGS (LOSS) PER COMMON SHARE – BASIC:					
Income (loss) from continuing operations	$ 0.30	$ (1.13)	$ (2.85)	$ (3.09)	$ 1.85
Discontinued operations, net of tax	$ 0.13	$ (0.96)	$ (1.26)	$ (1.31)	$ (0.08)
Preferred and deemed dividends	$ —	$ (1.06)	$ (0.46)	$ (0.27)	$ (0.15)
Net earnings (loss) per common share	$ 0.43	$ (3.15)	$ (4.57)	$ (4.67)	$ 1.62
EARNINGS (LOSS) PER COMMON SHARE – DILUTED:					
Income (loss) from continuing operations	$ 0.30	$ (1.13)	$ (2.85)	$ (3.09)	$ 1.78
Discontinued operations, net of tax	$ 0.13	$ (0.96)	$ (1.26)	$ (1.31)	$ (0.08)
Preferred and deemed dividends	$ —	$ (1.06)	$ (0.46)	$ (0.27)	$ (0.15)
Net earnings (loss) per common share	$ 0.43	$ (3.15)	$ (4.57)	$ (4.67)	$ 1.55
Weighted average common shares – basic	27,332	20,187	7,290	6,865	6,455
Weighted average common shares – diluted	27,735	20,187	7,290	6,865	6,741

	As of August 31,				
	2006	2005	2004	2003	2002
	(in thousands)				
BALANCE SHEET DATA:					
Cash and cash equivalents	$ 39,995	$ 30,147	$ 32,910	$ 9,828	$ 18,796
Short-term restricted cash	7,651	7,331	7,255	7,180	4,048
Marketable securities	—	—	—	—	3,015
Total assets	359,043	319,854	376,008	391,958	389,746
Long-term debt (including related party)	13,252	23,915	82,172	70,644	75,395
Stockholders' equity	234,619	198,273	127,879	159,419	173,411
Dividends paid on common stock [2]	—	—	—	—	—

(1) Net interest and other income (expense) includes interest income, gains and losses on sale of assets and interest on bank borrowings.
(2) The Company has never declared a cash dividend on its common stock and does not anticipate doing so in the foreseeable future.
(3) Includes impairment charges of $1.1 million and $3.1 million, in fiscal 2005 and 2004, respectively.

PRICESMART, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Annual Report contains forward-looking statements concerning the Company's anticipated future revenues and earnings, adequacy of future cash flow and related matters. These forward-looking statements include, but are not limited to, statements containing the words "expect," "believe," "will," "may," "should," "project," "estimate," "scheduled," and like expressions, and the negative thereof. These statements are subject to risks and uncertainties that could cause actual results to differ materially, including the following risks: the Company had substantial losses in fiscal 2003, 2004 and 2005 and a slight profit in 2006 and may incur losses in future periods; the Company's debt agreements may limit the Company's ability to borrow additional indebtedness to satisfy the Company's future needs for cash; the Company's financial performance is dependent on international operations; any failure by the Company to manage its widely dispersed operations could adversely affect its business; although the Company has taken steps to significantly improve its internal controls, there may be material weaknesses or significant deficiencies that the Company has not yet identified; the Company faces significant competition; the Company may encounter difficulties in the shipment of and inherent risks in the importation of merchandise to its warehouse clubs; the Company is exposed to weather and other risks associated with international operations; declines in the economies of the countries in which the Company operates its warehouse clubs would harm its business; a few of the Company's stockholders have control over the Company's voting stock, which will make it difficult to complete some corporate transactions without their support and may prevent a change in control; the loss of key personnel could harm the Company's business; the Company is subject to volatility in foreign currency exchange; the Company faces the risk of exposure to product liability claims, a product recall and adverse publicity; a determination that the Company's long-lived or intangible assets have been impaired could adversely affect the Company's future results of operations and financial position; and the Company faces increased costs and compliance risks associated with Section 404 of the Sarbanes-Oxley Act of 2002; as well as the other risks detailed in the Company's SEC reports, including the Company's Form 10-K for the fiscal year ended August 31, 2006 filed pursuant to the Securities Exchange Act of 1934.

The following discussion and analysis compares the results of operations for each of the three fiscal years ended August 31, 2006 and should be read in conjunction with the consolidated financial statements and the accompanying notes included elsewhere in this report.

PriceSmart's mission is to efficiently operate U.S.-style membership warehouse clubs in Central America and the Caribbean that sell high quality merchandise at low prices to PriceSmart members and that provide fair wages and benefits to PriceSmart employees as well as a fair return to PriceSmart stockholders. The Company delivers quality imported U.S. brand-name and locally sourced products to its small business and consumer members in a warehouse club format that provides the high value to its members. By focusing on providing exceptional value on quality merchandise in a low cost operating environment, the Company seeks to grow sales volume and membership which in turn will allow for further efficiencies and price reductions and ultimately improved value to our members.

PriceSmart's business consists primarily of international membership shopping warehouse clubs similar to, but smaller in size than, warehouse clubs in the United States. The number of warehouse clubs in operation, as of August 31, 2006 and August 31, 2005 and the Company's ownership percentages and basis of presentation for financial reporting purposes by each country or territory are as follows:

Country/Territory	Number of Warehouse Clubs in Operation (as of August 31, 2006)	Number of Warehouse Clubs in Operation (as of August 31, 2005)	Ownership (as of August 31, 2006)	Basis of Presentation
Panama	4	4	100%	Consolidated
Costa Rica	4	3	100%	Consolidated
Dominican Republic	2	2	100%	Consolidated
Guatemala	2	2	100%	Consolidated
El Salvador	2	2	100%	Consolidated
Honduras	2	2	100%	Consolidated
Trinidad	2	2	95%	Consolidated
Aruba	1	1	90%	Consolidated
Barbados	1	1	100%	Consolidated
U.S. Virgin Islands	1	1	100%	Consolidated
Jamaica	1	1	100%	Consolidated
Nicaragua	1	1	51%	Consolidated
Totals	23	22		

During the third quarter of fiscal 2006, the Company entered into agreements to purchase land in Honduras and Trinidad for the construction of two warehouse clubs. In Honduras, upon completion of construction, the Company relocated its San Pedro Sula warehouse club to this new site, which is also located in San Pedro Sula. The opening took place on November 4, 2006. In Trinidad, the Company currently plans to complete construction and open a new warehouse club. The Company expects to open this new club during the summer of 2007.

On November 18, 2005, the Company opened its fourth warehouse club in Costa Rica. Also during the first and second quarters of fiscal 2006, the Company acquired the 32.5% remaining minority interest in PriceSmart Jamaica, increasing the Company's ownership to 100%. In addition, during the second quarter of fiscal 2006, the Company acquired an additional 5% interest in its PriceSmart Trinidad subsidiary, increasing its ownership to 95% from 90%.

During fiscal 2005, the Company disposed of its interest in PSMT Philippines, Inc., the Company's former Philippine subsidiary, resulting in the reduction by four of the number of consolidated warehouse clubs. The sale was completed on August 12, 2005. With the sale of the Company's interest in PSMT Philippines, Inc., all associated financial information for it, as well as the Company's Guam operation, which was closed on December 24, 2003, qualify for treatment as "discontinued operations" in the Company's financial statements. The prior periods have been reclassified for comparative purposes.

On February 11, 2005, it was announced that the Company and Grupo Gigante S.A. de C.V. had decided to close the warehouse club operations of PSMT Mexico, S.A. de C.V. This closure was completed on February 28, 2005. PSMT Mexico, S.A. de C.V. is a 50/50 joint venture of PriceSmart and Grupo Gigante S.A. de C.V. which had operated three membership warehouse clubs in Mexico. The joint venture sold two of the three locations consisting of land and buildings in September 2005. One location remains unsold and efforts are underway to sell or lease it. Additional assets of the joint venture to be liquidated include fixtures and equipment and recoverable value-added tax. As of the end of August 2006, PriceSmart had acquired approximately $2.3 million of the fixtures and equipment for use in the Company's other warehouse clubs.

At the end of August 2006, the total number of consolidated warehouse clubs in operation was 23 operating in 11 countries and one U.S. territory in comparison to 22 consolidated warehouse clubs operating in 11 countries and one U.S. territory at the end of August 2005. The average age of the 23 warehouse clubs in operation as of August 31, 2006 was 68 months and was 59 months for the 22 warehouse clubs included in continuing operations as of August 31, 2005.

In addition to the warehouse clubs operated directly by the Company or through joint ventures, there is one warehouse club in operation in Saipan, Micronesia licensed to and operated by local business people, from which the Company earns a royalty fee. During the second quarter of fiscal 2005, the Company terminated the license agreement with its China licensee, under which such licensee previously operated 11 warehouse clubs. The Company did not record any licensing revenue under this license agreement in fiscal 2005 or 2006.

Key items for fiscal year 2006 included:

- Net warehouse sales increased 18.9% over the prior year, driven by the opening of an additional warehouse club and by an increase in comparable warehouse club sales.
- Membership income for fiscal 2006 increased 22.2% to $11.5 million as a result of a 16% increase in membership accounts, continued strong renewal rates at 84% and a 2% increase in the average membership fee.
- Gross profits (net warehouse sales less cost of merchandise) increased 22.4% over the prior year , and gross margin increased 42 basis points as a percent of net warehouse sales.
- Selling, general and administrative expenses as a percentage of net warehouse sales improved 152 basis points, as increased sales offset the cost increases associated with wages, utilities, credit cards, and expenses related to stock-based compensation.
- Operating income for the fiscal year was $18.1 million, which included $1.8 million in asset impairment and closure costs.
- The Company recognized $3.7 million of income from discontinued operations, net of tax, in the fiscal year primarily associated with payments made by its former Philippines subsidiary on an outstanding loan on which the Company had recorded a full impairment.
- Net income attributable to common stockholders for the fiscal year was $11.9 million, or $0.43 per diluted share.

The increases of 7.1 million shares and 7.5 million shares, respectively, in the weighted average shares outstanding used in the basic and diluted per share computations are primarily due to the Company's issuance of approximately 19.5 million shares in conjunction with the Financial Program (described in Note 11 to the Consolidated Financial Statements). As of August 31, 2005, approximately 12.4 million of these shares were included in the basic and diluted per share computation, compared to 18.5 million as of August 31, 2006. Additionally, the Company issued 825,000 shares in April 2005 for the purchase of the Guatemala minority interest, of which 282,532 shares were included in the basic and diluted per share calculations as of August 30, 2005 compared to 825,000 as of August 31, 2006. The Company also issued 138,820 shares in August 2005 for the purchase of land, 168,539 shares were issued in October 2005 for cash and in November 2005, 200,000 shares were issued pursuant to a warrant exercise.

Comparison of Fiscal 2006 and Fiscal 2005

Net warehouse club sales increased 18.9% to $719.6 million in fiscal 2006 from $605.0 million in fiscal 2005. The Company's sales were positively impacted by a generally strong economic environment in its markets as well as ongoing improvements in the selection and value of the merchandise carried in the clubs and a growing membership base. Warehouse clubs in all countries registered increased sales from fiscal 2005 to fiscal

2006. The Company opened a new warehouse club in Costa Rica in November of 2005, which contributed approximately 300 basis points of growth. The following table indicates the percent growth in net warehouse club sales in the segments in which the Company operates.

	Years Ended August 31,					
	2006		2005			
	Amount	% of Net Revenue	Amount	% of Net Revenue	Increase (Decrease)	Change
	(Amounts in thousands)					
Central America	$439,501	61.0%	$369,673	61.1%	$ 69,828	18.9%
Caribbean	280,075	39.0%	235,321	38.9%	44,754	19.0%
	$719,576	100.0%	$604,994	100.0%	$114,582	18.9%

Comparable warehouse club sales, which are for warehouse clubs open at least 12 full months, increased 15.6% for the 52-week period ended September 3, 2006, compared to the same period last year. The Company reports comparable warehouse sales on a "same week" basis with 13 weeks in each quarter beginning on a Monday and ending on a Sunday. The periods are established at the beginning of the fiscal year to provide as close a match as possible to the calendar month that is used for financial reporting purposes. This approach equalizes the number of weekend days and week days in each period for improved sales comparison, as the Company experiences higher warehouse club sales on the weekends. Further, each of the warehouse clubs used in the calculations was open for at least 13 ½ calendar months before its results for the current period were compared with its results for the prior period. For example, the sales related to the new warehouse club opened in Costa Rica on November 18, 2005 will not be used in the calculation of same-warehouse-club sales until February 2007.

The following table indicates the approximate percentage of net sales accounted for by each major category of items sold by the Company during the fiscal years ended August 31, 2006, 2005 and 2004:

	Fiscal Year Ended August 31,		
	2006	2005	2004
Sundries (including candy, snack foods, health and beauty aids, tobacco, alcoholic beverages, soft drinks, cleaning and paper products and pet supplies)	30%	29%	29%
Food (including dry and fresh foods)	43%	44%	43%
Hardlines (including major appliances, electronics, hardware, office supplies, garden and patio, sporting goods, business machines and automotive supplies)	16%	17%	17%
Softlines (including apparel, domestics, cameras, jewelry, housewares, media, toys, home furnishings, and small appliances)	9%	8%	9%
Other (including one-hour photo and food court)	2%	2%	2%
	100%	100%	100%

The Company's warehouse club gross profit margin (defined as net warehouse club sales less associated cost of goods sold) for fiscal 2006 increased $19.8 million to $108.2 million, or 15.0% of net warehouse sales, from $88.4 million, or 14.6% of net warehouse sales for fiscal 2005. The improvement in gross margin as a percent of sales generally reflects improvements in the merchandise and operating efforts of the Company during the year. Margins as a percent of sales for the full year were negatively impacted by 20 basis points due to foreign exchange movements during the year ($1.5 million). In the prior year, foreign exchange movements resulted in a 9 basis point improvement in margins as a percent of sales ($551,000). However, fiscal year 2005 margins were negatively impacted by a $1.0 million (17 basis points) charge to cost of sales recorded in that year resulting from a customs inspection covering fiscal years 2002, 2003 and 2004 in one of the Company's foreign subsidiaries.

Membership income, which is recognized into income ratably over the one-year life of the membership, increased 22.2% to $11.5 million, or 1.6% of net warehouse sales, in fiscal 2006 compared to $9.4 million, or 1.6% of net warehouse sales, in fiscal 2005. The increase in membership income reflects both a 16% increase in the number of membership accounts, a 2% increase in the average membership fee and a membership renewal rate of 84%. Total membership accounts as of the end of fiscal 2006 were approximately 480,000, an increase of approximately 66,000 accounts over the end of fiscal 2005.

Other income consists of commission revenue, rental income, advertising revenue, construction revenue, fees for in-store product demonstrations, and fees earned from licensees. Other income for fiscal 2006 was $3.5 million compared to $4.0 million in fiscal 2005. The decrease is primarily a result of $400,000 in non-recurring income recognized in fiscal 2005 related to the refund to the Company of an accumulated marketing fund.

Warehouse operating expenses increased 7.4% to $78.8 million, or 10.9% of warehouse sales, for fiscal 2006 from $73.4 million, or 12.1% of warehouse sales, in fiscal 2005. The $5.4 million increase in operating expenses were primarily a result of higher utility costs of $772,000, increased costs of bank and credit card fees related to higher sales of $852,000, and $848,000 in increased repair and maintenance spending in the clubs. Payroll related expenses increased $3.4 million from fiscal 2005 to fiscal 2006 reflecting increased wages, and the addition of staff in certain locations. Across all spending categories, the addition of the new club in Costa Rica which opened in November resulted in $1.9 million of increased operating expenses in fiscal year 2006 compared to fiscal year 2005. Higher sales resulted in a 118 basis point improvement in warehouse operating expenses as a percent of sales in fiscal 2006 compared to the prior year.

General and administrative expenses increased to $24.1 million, or 3.3% of net warehouse sales, for fiscal 2006 from $22.3 million, or 3.7% of net warehouse sales, in fiscal 2005. The Company experienced increased costs related to salaries and related benefits including incentive bonus payments for its corporate and US buying operation totaling $1.5 million. Stock-based compensation expense increased $1.0 million primarily related to the Company's adoption of Financial Accounting Standards Board Statement of Financial Accounting Standard No. 123R ("SFAS 123R"), "Share-Based Payment", and stock grants that were awarded in the second quarter of fiscal 2006. SFAS 123R revises SFAS 123, "Accounting for Stock-Based Compensation", which the Company adopted as of the beginning of its fiscal 2003, and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." Expense accruals associated with the expected cost of the fiscal year end audit added $981,000. General and administrative expenses in the prior year included consulting costs totaling $1.5 million associated with the documentation of processes for Sarbanes-Oxley 404 compliance. In addition, the results of last year also included $700,000 in legal costs related to the settlement of securities litigation not covered by insurance.

Expenses incurred before a warehouse club is in operation are captured in pre-opening expenses. Pre-opening expenses primarily associated with the opening of the Company's fourth warehouse club in Costa Rica on November 18, 2005 were $349,000 during fiscal year 2006, compared to $99,000 in fiscal year 2005.

Asset impairment and closure costs for fiscal year 2006 were $1.8 million compared to $11.4 million in fiscal year 2005. Asset impairment and closure costs in the current fiscal year are primarily due to the write-down of two real estate assets of the Company, one in Honduras and one in the Dominican Republic. The Company's original San Pedro Sula, Honduras location was vacated in fiscal year 2007 and the operation was relocated to a new site which was acquired during fiscal 2006 in another section of the city. The Company believes that this new location will have a positive impact on the results of that warehouse club. The impairment charge of $785,000 reduces the book value of the vacated site to the expected market value as a buyer or leasing opportunity is pursued. In the Dominican Republic, the Company's previously closed warehouse club has been on the market for three years. An additional $813,000 impairment charge is being taken based upon management's revised assessment of the market value of that asset. In fiscal 2005, asset impairment and closure costs included a $7.1 million non-cash asset impairment charge associated with the write-down of the long-lived assets (leasehold improvements, and furniture and equipment) at the Company's U.S. Virgin Islands warehouse club operation. The Company also incurred asset impairment and closure costs during fiscal 2005 primarily related to a reassessment of certain liabilities and long-lived assets for its previously closed warehouse locations in Guatemala ($1.6 million) and Dominican Republic ($2.4 million). The Guatemala location, which is leased by the Company, has been sublet effective July, 2005.

Interest income reflects earnings on cash and cash equivalent balances and restricted cash deposits securing either long-term debt or working capital lines of credit. Interest income was $2.0 million in fiscal 2006 and $1.8 million in fiscal 2005, reflecting generally higher interest rates earned on those deposits.

Interest expense primarily reflects borrowings by the Company's majority or wholly owned foreign subsidiaries to finance the capital requirements of the initial construction of the warehouse clubs, local currency loans secured by U.S. deposits and on-going capital requirements. The reduction in interest expense from $5.4 million in fiscal 2005 to $3.2 million in 2006 resulted from a reduction in both short-term and long-term debt held by the Company in fiscal year 2006 compared to fiscal year 2005.

During fiscal 2006, the Company incurred current tax expense of $6.4 million. The Company also recognized a net deferred tax expense of $1.7 million, primarily related to the use of NOL on the U.S. income from continuing operations, resulting in a net tax expense of $8.1 million. During fiscal 2005, the Company incurred foreign current income tax expense of $4.7 million which included $2.6 million for income tax contingencies. The Company also recognized a net deferred tax expense of $4.4 million, primarily related to the use of NOL on the U.S. income from continuing operations, resulting in a net tax expense of $9.1 million for fiscal 2005.

Equity of unconsolidated affiliate represents the Company's 50% share of losses from its Mexico joint venture. The joint venture is accounted for under the equity method of accounting in which the Company reflects its proportionate share of income or loss. On February 11, 2005 it was announced that the Company and Grupo Gigante S.A. had decided to close the warehouse club operations of PSMT Mexico, S.A. de C.V. This closure was completed February 28, 2005. The joint venture sold two of the three locations consisting of land and buildings in September 2005 for an aggregate price of $11.2 million. One location remains unsold although efforts are underway to sell it as well. Additional assets of the joint venture to be liquidated include fixtures and equipment and recoverable value-added tax. The proceeds of the sale of the remaining assets and the realization of the value added tax refunds will be distributed to the joint venture shareholders after all liabilities are satisfied. During fiscal year 2006, the Company recognized $97,000 as its proportionate share of the operating losses generated by PSMT Mexico. In fiscal year 2005, the operations of PSMT Mexico incurred losses primarily associated with liquidation of merchandise subsequent to the closure announcement. In addition, the Company recognized an impairment charge of $1.1 million to reduce the carrying value of the investment.

Minority interest is the allocation of the joint venture income or loss to the minority stockholders' respective interest. Minority interest stockholders' respective share of net income was $354,000 in fiscal year 2006. In the same period last year, the joint ventures for which there was a minority stockholder interest incurred a consolidated loss, $566,000 of which was allocated to the minority stockholders' interest. The joint venture loss last year included results from Guatemala, Jamaica and Trinidad. The Company acquired the 34% interest of the minority shareholder of the Company's Guatemala subsidiary in the third quarter of fiscal 2005 and now records 100% of that subsidiary's income or loss. During the second quarter of fiscal 2006, the Company acquired the 7.5% ownership interest of the one remaining shareholder in its Jamaica subsidiary after having acquired the 25% interest of two other minority stockholders in the first fiscal quarter. As a result, the Company now records 100% of that subsidiary's income or loss. The Company also acquired an additional 5% ownership in its Trinidad subsidiary in the second quarter of fiscal 2006, increasing its ownership percentage to 95% from 90%.

Discontinued operations, net of tax are the consolidated income and expenses associated with those operations within the Company that were closed or disposed of and which meet the criteria for such treatment. Discontinued operations includes PSMT Philippines which was disposed of effective August 12, 2005, and the costs associated with the Company's previously closed warehouse location in Guam. In fiscal year 2006, the Company recognized income net of tax of $3.7 million from discontinued operations, primarily related to the $5.8 million reversal of a provision against recoverability of a loan principal installment and accrued interest receivable related to that loan, from PSMT Philippines which was collected during the year. In fiscal year 2005, the Company incurred $19.5 million in costs associated with discontinued operations, net of tax, primarily as a result of the Philippines divestiture as outlined below.

The costs included in discontinued operations, net of taxes are comprised of the following:

	Fiscal 2006	Fiscal 2005	Fiscal 2004
Guam pre-tax income (loss) from operations	$ 73	$ (74)	$ (3,117)
Philippines pre-tax income (loss) from operations	5,704	(4,232)	(8,950)
Pre-tax loss on divestiture	—	(24,827)	—
Income (loss) before income taxes and minority interest	5,777	(29,133)	(12,067)
Income tax (provision) benefit	(2,103)	9,674	(8)
Minority interest	—	—	2,881
Discontinued operations, net of tax	$ 3,674	$(19,459)	$ (9,194)

There were no preferred dividends in fiscal year 2006, and the Company does not currently have any preferred stock as a result of the exchange of common stock for the outstanding shares of preferred stock in the fiscal year 2005. In the same period last year, the Company recorded $648,000 associated with dividends, which were accrued but not paid, on the Company's then outstanding preferred stock. Also in fiscal year 2005, the Company recorded a $20.6 million non-cash charge to reflect the deemed dividend resulting from the exchange of common stock for the outstanding shares of Series A and Series B preferred stock in that period.

Comparison of Fiscal 2005 and Fiscal 2004

Net warehouse club sales increased 14.1% to $605.0 million in fiscal 2005 from $530.3 million in fiscal 2004. The Company's sales were positively impacted by a generally strong economic environment in its markets. Warehouse clubs in all countries registered increased sales from fiscal 2004 to fiscal 2005. In particular, sales growth in the Dominican Republic, which was positively impacted by the strengthening of the Dominican peso compared to the US dollar, contributed 310 basis points of the year to year sales growth. The following table indicates the percent growth in net warehouse club sales in the segments in which the Company operates.

	Years Ended August 31,					
	2005		2004			
	Amount	% of Net Revenue	Amount	% of Net Revenue	Increase (Decrease)	Change
	(Amounts in thousands)					
Central America	$369,673	61.1%	$340,661	64.2%	$29,012	8.5%
Caribbean	235,321	38.9%	189,601	35.8%	45,720	24.1%
	$604,994	100.0%	$530,262	100.0%	$74,732	14.1%

The sales increase for the year was entirely due to sales growth on a comparable warehouse club basis as no new warehouse clubs were added during the year. Comparable warehouse club sales, which are for warehouse clubs open at least 13.5 full months, increased 14.1% for the 52-week period ended September 4, 2005, compared to the same period last year. The Company reports comparable warehouse sales on a "same week" basis with 13 weeks in each quarter beginning on a Monday and ending on a Sunday. The periods are established at the beginning of the fiscal year to provide as close a match as possible to the calendar month that is used for financial reporting purposes. This approach equalizes the number of weekend days and week days in each period for improved sales comparison, as the Company experiences higher warehouse club sales on the weekends. Further, each of the warehouse clubs used in the calculations was open for at least 13 ½ calendar months before its results for the current period were compared with its results for the prior period. For example, if a warehouse club opened during the fourth fiscal quarter on June 14, 2004, it would not be included in the comparable warehouse club sales until the first comparison of July 2005 with July 2004. For purposes of quarterly comparisons of comparable warehouse club sales, July and August 2005 results for this hypothetical warehouse club would be compared to July and August 2004 for the fourth quarter comparable sales. June 2005 results would not be taken into account in making the comparison. By contrast, a warehouse club opened June 16, 2004 would not be included in comparable warehouse club sales until the first comparison of August 2005 with August 2004.

The following table indicates the approximate percentage of net sales accounted for by each major category of items sold by the Company during the fiscal years ended August 31, 2005, 2004 and 2003:

	Fiscal Year Ended August 31,		
	2005	2004	2003
Sundries (including candy, snack foods, health and beauty aids, tobacco, alcoholic beverages, soft drinks, cleaning and paper products and pet supplies)	29%	29%	28%
Food (including dry and fresh foods)	44%	43%	47%
Hardlines (including major appliances, electronics, hardware, office supplies, garden and patio, sporting goods, business machines and automotive supplies)	17%	17%	13%
Softlines (including apparel, domestics, cameras, jewelry, housewares, media, toys, home furnishings, and small appliances)	8%	9%	10%
Other (including one-hour photo and food court)	2%	2%	2%
	100%	100%	100%

The Company's warehouse club gross profit margin (defined as net warehouse club sales less associated cost of goods sold) for fiscal 2005 increased $13.7 million to $88.4 million, or 14.6% of net warehouse sales, from $74.6 million, or 14.1% of net warehouse sales for fiscal 2004. The improvement in gross margin as a percent of sales generally reflects improvements in the merchandise and operating efforts of the Company during the year as margins as a percentage of sales increased in substantially all merchandise categories. Margins for the full year were also positively impacted by foreign exchange movements during the year, particularly in the Dominican Republic. Compared to the prior year, fiscal 2005 margins as a percentage of sales improved 30 basis points due to foreign currency exchange. The increases in margin were partially offset by a $1.0 million charge to cost of goods sold in fiscal 2005 resulting from a customs inspection covering fiscal years 2001, 2002 and 2003 in one of the Company's foreign subsidiaries. This charge reduced fiscal 2005 margin as a percentage of sales by 17 basis points.

Membership income, which is recognized into income ratably over the one-year life of the membership, increased 18.7% to $9.4 million, or 1.6% of net warehouse sales, in fiscal 2005 compared to $7.9 million, or 1.5% of net warehouse sales, in fiscal 2004. The increase in membership income reflects both a 10.9% increase in the number of membership accounts and a 5.0% increase in the average membership fee. Total membership accounts as of the end of fiscal 2005 were approximately 414,000, an increase of approximately 41,000 accounts over the end of fiscal 2004. As no new warehouse clubs were opened in fiscal 2005, the increase in membership came from existing warehouse clubs. The membership renewal rate for fiscal 2005 was 84%.

Other income consists of commission revenue, rental income, advertising revenue, construction revenue, fees for in-store product demonstrations, and fees earned from licensees. Other income for fiscal 2005 was $4.0 million compared to $4.9 million in fiscal 2004. The decrease in other income reflects the reduction in licensing fees associated with the Company's previously announced termination of the technology and trademark licensing agreements with the Company's former China licensee. License fees in fiscal 2004 associated with the China licensee were $1.0 million. Other income in fiscal 2005 was positively impacted by the recognition of $400,000 of income related to marketing income in the second fiscal quarter which is not expected to be recurring.

Warehouse operating expenses increased 4.7% to $73.4 million, or 12.1% of warehouse sales, for fiscal 2005 from $69.8 million, or 13.2% of warehouse sales, in fiscal 2004. The $3.5 million increase in operating expenses were primarily a result of higher utility costs of $834,000 and increased costs of credit card fees related to higher sales of $755,000. In addition, payroll related expenses increased $1.3 million from fiscal 2004 to fiscal 2005 reflecting increased wages and the addition of staff in certain locations. Across all spending categories, the strengthening of the Dominican peso against the U.S. dollar resulted in an increase of $2.1 million related solely to the translation of local currency expenses to the U.S. dollar for financial statement reporting. Higher sales resulted in a 110 basis point improvement in warehouse operating expenses as a percent of sales in fiscal 2005 compared to the prior year.

General and administrative expenses decreased to $22.3 million, or 3.7% of net warehouse sales, for fiscal 2005 from $23.1 million, or 4.4% of net warehouse sales, in fiscal 2004. In fiscal 2005, the Company incurred approximately $1.5 million in outside consultants for the analysis and documentation of processes related to compliance with the Sarbanes-Oxley Act, and $700,000 in settlement costs related to securities litigation. The Company also recorded $500,000 in litigation costs related to the Guatemala and Philippines disputes during the year, and $603,000 related to the termination of an option to sell certain parcels of land that was initially granted in 2001 in exchange for 75,212 shares of the Company's common stock. By comparison, in fiscal 2004, the Company incurred $1.0 million in costs during the year for outside professional services attributable to legal proceedings arising from the Company's restatement of financial results for fiscal year 2002 and the first three quarters of fiscal 2003. General and administrative expenses in fiscal 2004 also included a $600,000 bad debt expense attributable to the outstanding receivable due from the Company's China licensee for license fees billed in the second and third quarter of fiscal 2004. The Company also incurred severance costs of $900,000 during fiscal year 2004.

Pre-opening expenses, which represent expenses incurred before a warehouse club is in operation, were $99,000 for the year associated with the Company's fourth location in Costa Rica, which opened on November 18, 2005.

Asset impairment and closure costs for fiscal year 2005 were $11.4 million compared to $1.2 million in fiscal year 2004. Included in the current year was a $7.1 million non-cash asset impairment charge taken in the third fiscal quarter associated with the write-down of the long-lived assets (leasehold improvements, and furniture and equipment) at the Company's U.S. Virgin Islands warehouse club operation. The Company also incurred asset impairment and closure costs during the year primarily related to a reassessment of certain liabilities and long-lived assets for its previously closed warehouse locations in Guatemala ($1.6 million) and Dominican Republic ($2.4 million). The Guatemala location, which is leased by the Company, has been sublet effective July, 2005. The Dominican Republic location is owned and is being marketed for sale. The charge taken in the fourth fiscal quarter for the Dominican Republic location reflects management's revised assessment of the likely net selling price for the property. In fiscal 2004, the Company incurred $1.2 million in costs and non-cash charges which included $500,000 for the closed Guatemala location, $166,000 in connection with the closure of a west coast U.S. distribution center in the fourth quarter, and ongoing carrying costs during the period.

Interest income reflects earnings on cash, cash equivalent balances and restricted cash deposits securing either long term debt or working capital lines of credit. Interest income was $1.8 million in fiscal 2005 and $1.9 million in fiscal 2004.

Interest expense primarily reflects borrowings by the Company's majority or wholly owned foreign subsidiaries to finance the capital requirements of the initial construction of the warehouse clubs, local currency loans secured by U.S. deposits and on-going capital requirements. Interest expense for fiscal year 2005 was $5.4

million, compared to $7.9 million in fiscal year 2004. The decrease in interest expense reflects a reduction in debt during the current fiscal year. The Company paid off or converted to equity $77.1 million in short and long term debt during the year as a result of the cash received in January 2005 associated with the issuance of 6.8 million shares of common stock and the conversion of certain debt to common stock as described in the Company's Financial Program, see Note 11 – Financial Program.

During fiscal 2005, the Company incurred foreign current tax expense of $4.7 million, which included $2.6 million for income tax contingencies. The Company also recognized a net deferred tax expense of $4.4 million, primarily related to the use of NOL on the U.S. income from continuing operations, resulting in a net tax expense of $9.1 million. During fiscal 2004, the Company incurred current income tax expense of $3.1 million (primarily related to its foreign operations, including provisions for income tax contingencies). The Company also recognized a net deferred tax expense of $1.1 million in 2004, primarily related to the increase of valuation allowances for foreign deferred tax assets, resulting in a net tax expense of $4.2 million.

Minority interest relates to the allocation of the joint venture income or loss to the minority interest stockholders' respective interests. Minority interest stockholders' respective share of net losses was $566,000 in fiscal 2005 compared to $697,000 in fiscal 2004. In fiscal 2005 the Company began recording 100% of the loss of the Company's Aruba subsidiary resulting from that subsidiary having offset the minority interest stockholder's equity through accumulated losses.

Equity of unconsolidated affiliate represents the Company's 50% share of losses from its Mexico joint venture. The joint venture is accounted for under the equity method of accounting in which the Company reflects its proportionate share of income or loss. On February 11, 2005 it was announced that the Company and Grupo Gigante S.A. had decided to close the warehouse club operations of PSMT Mexico, S.A. de C.V. This closure was completed February 28, 2005. The joint venture sold two of the three locations consisting of land and buildings in September 2005 for an aggregate price of $11.2 million. One location remains unsold although efforts are underway to sell it as well. The fixtures and equipment are also being sold. The proceeds from the sale of assets after all liabilities are satisfied will be distributed to the joint venture shareholders. Consequently, the Company continues to evaluate the carrying value of its investment with respect to the expected realizable value from those actions. Since the beginning of the fiscal year, the Company has recognized a $4.4 million reduction in the carrying value of its equity investment. Of that amount, $791,000 is associated with the Company's 50% share of the operating losses through January 2005, the last full month before the closure announcement. The remaining $3.6 million relates to operating losses subsequent to January 2005, as well as, charges taken to reduce the value of the Company's equity investment to the expected realizable value. In fiscal year 2004, the Company's 50% share of losses of the joint venture was $4.8 million.

Discontinued operations, net of taxes relates to the consolidated income and expenses associated with those operations within the Company that were closed or disposed of and which meet the criteria for such a treatment. These operations include PSMT Philippines which was disposed of effective August 12, 2005, and the costs associated with the Company's previously closed warehouse location in Guam.

The costs included in discontinued operations, net of taxes are comprised of the following:

	Fiscal 2005	Fiscal 2004	Fiscal 2003
Guam pre-tax loss from operations	$ (74)	$ (3,117)	$ (7,825)
Philippines pre-tax loss from operations	(4,232)	(8,950)	(3,341)
Pre-tax loss on divestiture	(24,827)	—	—
Loss before income taxes and minority interest	(29,133)	(12,067)	(11,166)
Income tax (provision) benefit	9,674	(8)	—
Minority interest	—	2,881	2,163
Discontinued operations, net of tax	$(19,459)	$ (9,194)	$ (9,003)

Preferred dividends of $648,000 reflect the accrued but unpaid dividends on the Company's preferred stock for that portion of fiscal year 2005 prior to the exchange of common stock for the outstanding preferred stock in the first quarter. In fiscal 2004, the accrued but unpaid dividends for the preferred stock was $3.4 million. The Company had issued 20,000 shares of Series A Preferred Stock on January 22, 2002, which accrued 8% annual dividends that were cumulative and payable in cash. The Company issued 22,000 shares of Series B Preferred Stock on July 9, 2003, which accrued 8% annual dividends that were cumulative and payable in cash, and were subordinate to the Series A Preferred Stock.

The Company recorded a $20.6 million non-cash charge in the first quarter of fiscal 2005 to reflect the deemed dividend resulting from the exchange of common stock for outstanding shares of Series A and Series B preferred stock in that quarter. The basis for this charge is discussed in Note 11 – Financial Program – of the financial statements.

Liquidity and Capital Resources

Financial Position and Cash Flow

The Company improved its liquidity and financial position during fiscal 2006 as a result of both improved operating results and the capital raised through the sale of 2,385,553 shares of common stock pursuant to the Company's rights offering which expired on January 31, 2006. The Company ended fiscal year 2006 with $40.0 million in unrestricted cash and an additional $7.7 million in restricted cash that is used to secure a working capital facility, the outstanding balance of which as of August 31, 2006 was zero and $2.9 million of commercial and standby letters of credit. At the end of fiscal year 2005, the Company had $30.1 million in unrestricted cash and $7.3 million in restricted cash.

Net cash flows provided by operating activities were $24.6 million in fiscal 2006, compared to net cash flows provided by operating activities of $5.7 million in fiscal 2005. The improvement in operating cash flows is a result of improved profitability ($8.2 million net income from continuing operations in the current year versus a net loss from continuing operations of $22.9 million in the prior year, which included non-cash impairment charges of $11.4 million and $1.1 million and non-cash deemed dividends of $20.7 million). Operating cash used in discontinued operations was $905,000 in the current year compared to $5.5 million in the prior year associated most notably with the operating results of PSMT Philippines which was sold in August 2005. Non-cash expense recognized for stock options in fiscal year 2006 was $2.1 million compared to $930,000 in fiscal year 2005.

Net cash used in investing activities was $27.2 million and $10.8 million in fiscal 2006 and 2005, respectively. The use of cash in the current year resulted from a number of investments made by the Company primarily related to land and buildings to expand the business in our markets. This included (i) the acquisition of a 35,000 square meter commercial center in Panama City, Panama, which includes the existing PriceSmart warehouse club along with additional commercial property, for $12.7 million (including closing fees), (ii) the acquisition of land adjacent to a second warehouse club in Panama City, Panama for a net value of $3.0 million as well as an additional $2.3 million to add 1,200 square meters to that warehouse club, (iii) expenditures of $2.8 million for furniture, fixtures and equipment associated with the new warehouse club in Costa Rica which opened in November 2005, and (iv) $2.3 million for the purchase of land and $2.5 million for the initial construction of a new warehouse club in San Pedro Sula, Honduras, which opened on November 4, 2006 as a replacement for the currently operating club in San Pedro Sula. The Company received $2.8 million in cash as a return of a portion of its investment in the Mexico joint venture, primarily resulting from the sale of two of the joint venture's closed warehouse clubs, and invested a total of $2.4 million and $300,000 to acquire minority interests in Jamaica and Trinidad, respectively. In the prior year, the Company invested $10.8 million primarily in the acquisition of land and the initial construction of the fourth Costa Rica warehouse club, which opened in November 2005. In addition, cash provided by discontinued activities in the current year was $4.9 million primarily resulting from principal payments made by PSMT Philippines on long-term debt owed to the Company. The Company also invested $1.2 million in leasehold improvements at its former warehouse club site in Guam as part of a sub-lease agreement with a tenant.

Financing activities provided a net $10.7 million of cash in fiscal 2006, compared to $1.8 million in fiscal 2005. This increase is primarily attributable to the sale of 2,385,553 shares of common stock for $19.0 million, net of transaction fees, pursuant to the Company's $8 rights offering which expired on January 31, 2006, and the sale of $1.5 million of common stock to Sol Price, one of the Company's significant stockholders and father of Robert E. Price, who is the Company's Chairman of the Board and Chief Executive Officer, as part of a lawsuit settlement. In fiscal year 2005, the Company received $47.8 million from the sale of 6,827,542 shares of common stock pursuant to the Company's $7 rights offering which expired on January 24, 2005. In addition, the Company retired $77.1 million in long-term debt, $26.4 million through the conversion to common stock and $50.7 million through principal repayments and complete retirement of debt.

Financing Activities

During fiscal year 2006, the Company borrowed $12.5 million pursuant to a long-term debt agreement with PS Ivanhoe, LLC, an entity managed by The Price Group, LLC whose members include Robert Price, the Company's Chairman of the Board, and Directors Murray Galinson and Jack McGrory. This $12.5 million loan was payable in two years with a monthly interest payment due of 8% per annum. There were no origination or set-up fees and no restrictions on early repayment of the debt. The loan was used to finance the acquisition of the property in Panama City, Panama, which includes the real estate upon which the Company's El Dorado, Panama warehouse club is situated. This loan was repaid in June 2006.

The Company also received $1.5 million through the sale of 168,539 shares of common stock to the Sol and Helen Price Trust, associated with the settlement of a lawsuit.

Pursuant to the expiration of the Company's $8 rights period on January 31, 2006, the Company sold 2,385,553 shares of common stock for proceeds of $19.1 million. In the same period last year, the Company sold 6,827,542 shares of common stock for proceeds of $47.8 million related to the $7 rights offering period which expired on January 24, 2005.

Subsequent to the year-end, the Company repaid the remaining balance on the long-term debt held by the International Finance Corporation. This debt had a remaining principal balance of $14.9 million at the time of repayment with semi-annual principal payments due through 2010.

Short-Term Borrowings and Long-Term Debt

As of August 31, 2006, the Company, together with its majority or wholly owned subsidiaries, had $158,000 outstanding in short-term borrowings. As of August 31, 2005, the Company, together with its majority or wholly owned subsidiaries, had $1.6 million in short-term borrowings.

The Company has a bank credit agreement for up to $7.0 million, which can be used as a line of credit or to issue letters of credit. As of August 31, 2006, letters of credit totaling $2.9 million were outstanding under this facility, leaving availability under this facility of $4.1 million.

As of August 31, 2006, the Company, together with its majority or wholly owned subsidiaries, had $18.7 million outstanding in long-term borrowings. A $12.5 million long-term borrowing from PS Ivanhoe LLC, a related party, was paid off in June 2006. The Company's long-term debt is collateralized by certain land, building, fixtures, equipment and shares of each subsidiary to which the debt relates and guaranteed by the Company up to its respective ownership percentage. Certain obligations under leasing arrangements are collateralized by the underlying asset being leased.

The Company has debt agreements, with an aggregate principal amount outstanding as of August 31, 2006 of $17.1 million that, among other things, allow the lender to accelerate the indebtedness upon a default by the Company under other indebtedness and prohibit the Company from incurring additional indebtedness unless the

Company is in compliance with specified financial ratios. As of August 31, 2006, the Company satisfied these ratios. The Company repaid the remaining balance of the long-term debt which contained incurrence covenants subsequent to year-end and no longer has any debt agreements which contain performance covenants.

The Company no longer remains a guarantor on three loans that PSMT Philippines obtained prior to the divesture of PSMT Philippines. The Company was released from its guarantees on July 19, 2006. Previously, the Company guaranteed 52% of approximately $3.6 million in outstanding loans, or $1.9 million. These loans had leasehold improvements and furniture, fixtures and equipment pledged as collateral. The fair value of the released guaranties provided by the Company of $152,000 was determined using an estimate of the cost to insure a loan with these attributes based on calculations derived from a government agency that provides insurance coverage for international export credit risk and is included in the liabilities of discontinued operations.

Contractual Obligations

As of August 31, 2006, the Company's commitments to make future payments under long-term contractual obligations were as follows (in thousands):

	Payments Due by Period				
Contractual obligations	**Total**	**Less than 1 Year**	**1 to 3 Years**	**4 to 5 Years**	**After 5 Years**
Long-term debt[(1)]	$ 18,669[(2)]	$ 5,417	$ 9,410	$ 3,842	$ —
Operating leases	115,766	6,555	12,285	11,924	85,002
Total	$134,435	$11,972	$21,695	$15,766	$85,002

(1) Amounts shown are for the principal portion of the long-term debt payment only. Future interest obligations will vary with changes in future LIBOR rates, making an accurate projection of future interest payment difficult.

(2) On September 15, 2006 the Company repaid the remaining balance on the long-term debt held by the International Finance Corporation. This debt had a remaining principal balance of $14.9 million at the time of repayment with semi-annual principal payments due through 2010.

Critical Accounting Estimates

The preparation of the Company's financial statements requires that management make estimates and judgments that affect the financial position and results of operations. Management continues to review its accounting policies and evaluate its estimates, including those related to contingencies and litigation, deferred taxes, merchandise inventories, goodwill, long-lived assets and warehouse closure costs. The Company bases its estimates on historical experience and on other assumptions that management believes to be reasonable under the present circumstances. These accounting policies, under different conditions or using different estimates, could show materially different results on the Company's financial condition and results of operations.

Contingencies and Litigation: In the ordinary course of business, the Company is periodically named as a defendant in various lawsuits, claims and pending actions. The principal risks that the Company insures against are workers' compensation, general liability, vehicle liability, property damage, employment practices, errors and omissions, fiduciary liability and fidelity losses. If a potential loss arising from these lawsuits, claims and actions is probable and reasonably estimable, the Company records the estimated liability based on circumstances and assumptions existing at the time. The Company is also exposed to risks derived from the interpretation and application of tax laws in the different jurisdictions where it operates. While the Company believes the recorded liabilities are adequate, there are inherent limitations in the estimation process whereby future actual losses may exceed projected losses, which could materially adversely affect the Company's results of operations or financial condition.

Deferred Taxes: A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized. As of August 31, 2006, the Company evaluated its deferred tax assets and liabilities and determined that, in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," a valuation allowance is necessary for certain foreign deferred tax asset balances, primarily because of the existence of significant negative objective evidence, such as the fact that certain countries are in a cumulative loss position for the past three years, and the determination that certain net operating loss carryforward periods are not sufficient to realize the related deferred tax assets. The Company factored into its analysis the inherent risk of forecasting revenue and expenses over an extended period of time and also considered the potential risks associated with its business. As a result of this review, the Company concluded that a full valuation allowance was required with respect to deferred tax assets in all but four of its subsidiaries as well as certain U.S. deferred tax assets.

The Company has federal and state tax net operating loss carry-forwards, or NOLs, at August 31, 2006 of approximately $56.0 million and $11.5 million, respectively. In calculating the tax provision, and assessing the likelihood that the Company will be able to utilize the deferred tax assets, the Company considered and weighed all of the evidence, both positive and negative, and both objective and subjective. The Company factored in the inherent risk of forecasting revenue and expenses over an extended period of time and considered the potential risks associated with its business. Because of the Company's U.S. income from continuing operations and based on projections of future taxable income in the U.S., which have increased due to the implementation of the Financial Program (as described in Note 11 to the Consolidated Financial Statements for the year ended August 31, 2006 included herein), the Company was able to determine that there was sufficient positive evidence to support the conclusion that it was more likely than not that the Company would be able to realize substantially all of its U.S. NOLs by generating taxable income during the carry-forward period. However, if the Company does not achieve its projections of future taxable income in the U.S., the Company could be required to take a charge to earnings related to the recoverability of these deferred tax assets. Also, as a result of the Financial Program, the Company has determined that due to the deemed change of ownership (as defined in section 382 of the Internal Revenue Code) in October 2004, there will be annual limitations in the amount of U.S. profits that may be offset by NOLs. The NOLs generated prior to the deemed ownership change date, as well as a significant portion of the losses generated as a result of the PSMT Philippines disposal in August 2005, will be limited on an annual basis. The Company does not believe this will impact the recoverability of these NOLs. Due to their shorter recovery period and limitations applicable under section 383 of the Internal Revenue code regarding changes of ownership, the Company has maintained valuation allowances on U.S. foreign tax credits (generated before the date of the deemed ownership change) and capital loss carry-forwards.

Merchandise Inventory: The Company records its inventory at the lower of cost (average cost) or market. The Company provides for estimated inventory losses between physical inventory counts on the basis of a percentage of sales. The provision is adjusted periodically (monthly) to reflect the trend of actual physical inventory count results, with physical inventories occurring primarily in the second and fourth fiscal quarters. In addition, the Company monitors slow-moving inventory to determine if provisions should be taken for expected markdowns below the carrying cost of certain inventory to expedite the sale of such merchandise.

Goodwill: Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangibles," requires that the Company test goodwill for impairment based on a comparison of fair values to the carrying values of its reporting units (subsidiaries). The determination of fair value for a reporting unit involves the use of assumptions and estimates such as the future performance of the operations of the reporting unit and discount rates used to determine the current value of expected future cash flows of the reporting unit. Any change in these assumptions and estimates, and other factors such as inflation rates, competition and general economic conditions, could cause the calculated fair value of the operating unit to decrease significantly.

Long-lived Assets: The Company periodically evaluates its long-lived assets for indicators of impairment. Management's judgments are based on market and operational conditions at the time of the evaluation and can include management's best estimate of future business activity. These periodic evaluations could cause management to conclude that impairment factors exist, requiring an adjustment of these assets to their then-current fair market value consistent with SFAS 144. Future business conditions and/or activity could differ materially from the projections made by management causing the need for additional impairment charges. The Company recorded a $785,000 impairment charge in the fourth quarter of fiscal 2006 to write-down the long-lived assets of the San Pedro Sula, Honduras location. This is the result of the current location being vacated and moved to another section of the city. The Company also recorded a $813,000 impairment charge in the fourth quarter of fiscal 2006 to write-down the long-lived assets at the closed Dominican Republic warehouse.

Stock-Based Compensation: As of August 31, 2006, the Company had four stock-based employee compensation plans. In the first quarter of fiscal 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123R, "Share-Based Payments," which revises SFAS 123, "Accounting for Stock-Based Compensation." The Company had adopted the fair value based method of recording stock options consistent with SFAS 123 for all employee stock options granted subsequent to fiscal year 2002. Specifically, the Company adopted SFAS 123 using the "prospective method" with guidance provided from SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." All employee stock option grants made or re-priced since the beginning of fiscal 2003 have been or will be expensed over the related stock option vesting period based on the fair value at the date the options are granted. Prior to fiscal 2003, the Company applied Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for stock options.

Under SFAS 123R, the Company is required to select a valuation technique or option-pricing model that meets the criteria as stated in the standard, which includes a binomial model and the Black-Scholes model. At the present time, the Company is continuing to use the Black-Scholes model. The adoption of SFAS 123R, applying the "modified prospective method", as elected by the Company, requires the Company to value stock options granted prior to its adoption of SFAS 123 under the fair value method and expense these amounts over the stock options remaining vesting period.

Warehouse Closure Costs: The Company provides estimates for warehouse club closing costs when it is appropriate to do so, based on the applicable accounting principles. The Company has established lease obligation liabilities for its closed leased warehouse clubs. The lease obligations are based on the present value of the rent liabilities reduced by the estimated income from the subleasing of these properties. The Company is continually evaluating the adequacy of its closed warehouse club lease obligations based upon the status of existing or potential subleasing activity and makes appropriate adjustments to the lease obligations as a result of these evaluations. Future circumstances may result in the Company's actual future closing costs or the amount recognized upon sale or sublease of the property to differ materially from the original estimates.

Basis of Presentation: The consolidated financial statements include the assets, liabilities and results of operations of the Company's majority and wholly owned subsidiaries that are more than 50% owned and controlled. All significant inter-company balances and transactions have been eliminated in consolidation. The Company's 50% owned Mexico joint venture is accounted for under the equity method of accounting.

Accounting Pronouncements

In September 2006 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." SFAS 157 establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement simplifies and codifies related guidance within GAAP. The Company is required to adopt SFAS 157 no later than the Company's fiscal year beginning after November 15, 2007. The Company is currently evaluating the impact, if any, the interpretation will have on its financial statements.

In September 2006 the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin (SAB) No. 108, Section N, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." Section N provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatement for the purpose of a materiality assessment. The Company is required to adopt SAB No. 108 no later than the first fiscal year ending after November 15, 2006. The Company is currently evaluating the impact, if any, SAB No. 108, Section N will have on its financial statements.

In July 2006, the FASB issued FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes," which provides guidance associated with the recognition and measurement of tax positions and related reporting and disclosure requirements. The Company is required to adopt the provisions of FIN 48 no later than fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact, if any, the interpretation will have on its financial statements.

In June 2006, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 06-03 ("EITF 06-03"), "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation)." EITF 06-03 provides that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer on either a gross basis (included in revenues and costs) or on a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. The Company is required to adopt EITF 06-03 no later than interim and annual reporting periods beginning after December 15, 2006. The Company does not believe EITF 06-03 will have a material effect on its future consolidated financial statements.

In October 2005, the FASB issued FASB Staff Position ("FSP") 13-1, "Accounting for Rental Costs Incurred during a Construction Period." The guidance requires the rental costs for ground or building operating leases during the construction period be recognized as rental expenses. The guidance permits either retroactive or prospective treatment for periods beginning after December 15, 2005. The Company has prospectively changed its policy from capitalization to expensing beginning in the third quarter of fiscal 2006. The adoption of this FSP did not have a material impact on the Company's consolidated financial statements, as no warehouse clubs were built on leased land in fiscal year 2006.

In May 2005 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS) No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS 154 requires retrospective application to prior periods' financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in non-discretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement is issued. The Company is required to adopt the provisions of SFAS 154, as applicable, beginning in fiscal 2007. The Company does not believe that the adoption of SFAS 154 will have a significant effect on its future consolidated financial statements.

In March 2005, the FASB issued FASB Interpretation (FIN) No. 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143," which requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. The Company adopted the provisions of FIN 47 in the fourth quarter of fiscal 2006. The adoption of this Interpretation did not have a material impact on the Company's consolidated financial position, results of operations, or cash flows.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs – An Amendment of ARB No. 43, Chapter 4" ("SFAS 151"). SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in overhead. Further, SFAS 151 requires that allocation of fixed and production facilities overheads to conversion costs should be based on normal capacity of the production facilities. The Company adopted the provisions in this statement during fiscal 2006. Adoption of SFAS 151 did not have a material impact on the Company's consolidated financial position, results of operations, or cash flows.

In November 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets – An Amendment of APB No. 29" ("SFAS 153"). The provisions of this statement are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. This statement eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance – that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. The Company adopted SFAS 153 in fiscal 2006. The adoption of SFAS 153 did not have a material impact on the Company's consolidated financial position, results of operations, or cash flows.

Seasonality

Historically, the Company's merchandising businesses have experienced holiday retail seasonality in their markets. In addition to seasonal fluctuations, the Company's operating results fluctuate quarter-to-quarter as a result of economic and political events in markets served by the Company, the timing of holidays, weather, the timing of shipments, product mix, and currency effects on the cost of U.S.-sourced products which may make these products more expensive in local currencies and less affordable. Because of such fluctuations, the results of operations of any quarter are not indicative of the results that may be achieved for a full fiscal year or any future quarter. In addition, there can be no assurance that the Company's future results will be consistent with past results or the projections of securities analysts.

Quantitative and Qualitative Disclosures about Market Risk

The Company, primarily through majority or wholly owned subsidiaries, conducts operations primarily in Central America and the Caribbean, and as such is subject to both economic and political instabilities that cause volatility in foreign currency exchange rates or weak economic conditions. As of August 31, 2006, the Company had a total of 23 consolidated warehouse clubs operating in 11 foreign countries and one U.S. territory, 16 of which operate under currencies other than the U.S. dollar. For fiscal 2006, approximately 78% of the Company's net warehouse club sales were in foreign currencies. Also, as of August 31, 2006, the Company had a 50/50 joint venture accounted for under the equity method of accounting, which operates under the Mexican Peso. The Company may enter into additional foreign countries in the future or open additional locations in existing countries, which may increase the percentage of net warehouse sales denominated in foreign currencies.

Foreign currencies in most of the countries where the Company operates have historically devalued against the U.S. dollar and are expected to continue to devalue. For example, the Dominican Republic experienced a currency devaluation of approximately 81% between the end of the fiscal year ended August 31, 2002 and the end of the year ended August 31, 2003 and 13% (significantly higher at certain points of the year) between the year ended August 31, 2003 and the year ended August 31, 2004. There can be no assurance that the Company will not experience any other materially adverse effects on the Company's business, financial condition, operating results, cash flow or liquidity, from currency devaluations in other countries, as a result of the economic and political risks of conducting an international merchandising business.

The following is a listing of each country or territory where the Company currently operates and their respective currencies, as of August 31, 2006:

Country/Territory	Number of Warehouse Clubs In Operation	Anticipated Warehouse Club Openings in FY 2007	Currency
Panama	4	—	U.S. Dollar
Costa Rica	4	—	Costa Rican Colon
Dominican Republic	2	—	Dominican Republic Peso
Guatemala	2	—	Guatemalan Quetzal
El Salvador	2	—	U.S. Dollar
Honduras	2	—	Honduran Lempira
Trinidad	2	1	Trinidad Dollar
Aruba	1	—	Aruba Florin
Barbados	1	—	Barbados Dollar
U.S. Virgin Islands	1	—	U.S. Dollar
Jamaica	1	—	Jamaican Dollar
Nicaragua	1	—	Nicaragua Cordoba Oro
Totals	23	1	

The Company is exposed to changes in interest rates on various debt facilities. A hypothetical 100 basis point adverse change in interest rates along the entire interest rate yield curve would adversely affect the Company's pretax net loss (excluding any minority interest impact) by approximately $171,000.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of PriceSmart, Inc.

We have audited the accompanying consolidated balance sheets of PriceSmart, Inc. as of August 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended August 31, 2006. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PriceSmart, Inc. at August 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended August 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of PriceSmart, Inc.'s internal control over financial reporting as of August 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 3, 2006 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Diego, California
November 3, 2006

PRICESMART, INC.

CONSOLIDATED BALANCE SHEETS
(amounts in thousands, except share data)

	August 31, 2006	August 31, 2005
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 39,995	$ 30,147
Short-term restricted cash	7,651	7,331
Receivables, net of allowance for doubtful accounts of $191 and $2,260 in 2006 and 2005, respectively	3,599	1,759
Receivables from unconsolidated affiliate	—	811
Merchandise inventories	77,432	65,719
Prepaid expenses and other current assets	8,985	8,360
Assets of discontinued operations	1,594	315
Total current assets	139,256	114,442
Long-term restricted cash	531	1,045
Property and equipment, net	162,029	142,310
Goodwill	31,870	29,600
Deferred tax asset	20,183	22,260
Other assets	1,903	4,108
Investment in unconsolidated affiliate	3,271	6,089
Total Assets	$ 359,043	$ 319,854
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Short-term borrowings	$ 158	$ 1,648
Accounts payable	65,520	57,423
Accounts payable to unconsolidated affiliate	381	—
Accrued salaries and benefits	5,765	4,513
Deferred membership income	5,780	4,773
Income taxes payable	4,098	2,271
Other accrued expenses	15,194	12,547
Long-term debt, current portion	5,417	5,417
Liabilities of discontinued operations	130	663
Total current liabilities	102,443	89,255
Deferred tax liability	1,101	958
Deferred rent	1,730	1,427
Accrued closure costs	3,226	3,466
Long-term debt, net of current portion	13,252	23,915
Total liabilities	121,752	119,021
Minority interest	2,672	2,560
Commitments and contingencies	—	—
Stockholders' Equity:		
Common stock, $.0001 par value, 45,000,000 shares authorized; 29,404,457 and 26,031,180 shares issued and 28,966,294 and 25,596,755 shares outstanding (net of treasury shares), respectively	3	3
Additional paid-in capital	364,132	339,644
Tax benefit from exercise of stock options	3,509	3,379
Notes receivable from stockholders	—	(29)
Accumulated other comprehensive loss	(13,883)	(13,757)
Accumulated deficit	(109,676)	(121,534)
Less: treasury stock at cost; 438,163 and 434,425 shares, respectively	(9,466)	(9,433)
Total stockholders' equity	234,619	198,273
Total Liabilities and Stockholders' Equity	$ 359,043	$ 319,854

See accompanying notes.

PRICESMART, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(amounts in thousands, except per share data)

	Years Ended August 31, 2006	2005	2004
Revenues:			
Sales:			
Net warehouse club	$719,576	$604,994	$530,262
Export	63	425	1,052
Membership income	11,520	9,424	7,939
Other income	3,514	3,982	4,938
Total revenues	734,673	618,825	544,191
Operating expenses:			
Cost of goods sold:			
Net warehouse club	611,411	516,611	455,626
Export	86	394	1,090
Selling, general and administrative:			
Warehouse club operations	78,784	73,361	69,846
General and administrative	24,079	22,310	23,098
Preopening expenses	349	99	—
Asset impairment and closure costs	1,834	11,361	1,236
Total expenses	716,543	624,136	550,896
Operating income (loss)	18,130	(5,311)	(6,705)
Other income (expense):			
Interest income	1,959	1,754	1,929
Interest expense	(3,191)	(5,385)	(7,930)
Other expense	(151)	(994)	(215)
Income from related party	—	—	500
Total other income (expense)	(1,383)	(4,625)	(5,716)
Income (loss) from continuing operations before provision for income taxes, losses (including impairment charges in 2005 and 2004) of unconsolidated affiliate and minority interest	16,747	(9,936)	(12,421)
Provision for income taxes	(8,112)	(9,140)	(4,236)
Losses (including impairment charges of $1.1 million and $3.1 million in 2005 and 2004, respectively) of unconsolidated affiliate	(97)	(4,368)	(4,828)
Minority interest	(354)	566	697
Income (loss) from continuing operations	8,184	(22,878)	(20,788)
Discontinued operations, net of tax	3,674	(19,459)	(9,194)
Net income (loss)	11,858	(42,337)	(29,982)
Preferred dividends	—	(648)	(3,360)
Deemed dividend on exchange of common stock for preferred stock	—	(20,647)	—
Net income (loss) attributable to common stockholders	$ 11,858	$ (63,632)	$ (33,342)
Basic income (loss) per share – common stockholders:			
Continuing operations	$ 0.30	$ (1.13)	$ (2.85)
Discontinued operations, net of tax	$ 0.13	$ (0.96)	$ (1.26)
Preferred and deemed dividends	$ —	$ (1.06)	$ (0.46)
Available to (attributable to) common stockholders	$ 0.43	$ (3.15)	$ (4.57)
Diluted income (loss) per share – common stockholders:			
Continuing operations	$ 0.30	$ (1.13)	$ (2.85)
Discontinued operations, net of tax	$ 0.13	$ (0.96)	$ (1.26)
Preferred and deemed dividends	$ —	$ (1.06)	$ (0.46)
Available to (attributable to) common stockholders	$ 0.43	$ (3.15)	$ (4.57)
Shares used in per share computation:			
Basic	27,332	20,187	7,290
Diluted	27,735	20,187	7,290

See accompanying notes.

PRICESMART, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE THREE YEARS ENDED AUGUST 31, 2006 (amounts in thousands)

	Preferred Stock Series A & Series B		Common Stock		Additional Paid-in Capital	Tax benefit from exercise of stock options	Notes receivable from stockholders	Accumulated other comprehensive income/(loss)	Accumulated deficit	Treasury		Total stockholders' equity
	Shares	Amount	Shares	Amount						Shares	Amount	
Balance at August 31, 2003	42	$ 41,897	7,286	$ 1	$162,806	$3,379	$(685)	$(14,022)	$ (24,560)	414	$(9,397)	$159,419
Dividends on preferred stock	—	—	—	—	—	—	—	—	(3,360)	—	—	(3,360)
Issuance of common stock	—	—	500	—	5,000	—	—	—	—	—	—	5,000
Issuance costs of Series B convertible preferred stock	—	(8)	—	—	—	—	—	—	—	—	—	(8)
Repayment of notes receivable and reacquisition of common stock	—	—	—	—	(101)	—	317	—	—	22	(67)	149
Cancellation of notes receivable from stockholders	—	—	(10)	—	(94)	—	208	—	—	—	—	114
Stock compensation expense	—	—	—	—	—	—	—	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	712	—	—	—	—	—	—	712
Payment of notes receivable from stockholders	—	—	—	—	—	—	10	—	—	—	—	10
Mark to market of employee restricted stock	—	—	—	—	—	—	117	—	—	—	—	117
Net loss	—	—	—	—	—	—	—	—	(29,982)	—	—	(29,982)
Translation adjustment	—	—	—	—	—	—	—	(4,292)	—	—	—	(4,292)
Comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	(34,274)
Balance at August 31, 2004	42	41,889	7,776	1	168,323	3,379	(33)	(18,314)	(57,902)	436	(9,464)	127,879
Dividends on preferred stock	—	—	—	—	—	—	—	—	(648)	—	—	(648)
Deemed dividend on exchange of common stock for preferred stock	—	—	—	—	20,647	—	—	—	(20,647)	—	—	—
Financial Program, exchange of common stock for preferred stock	(42)	(41,889)	10,185	1	91,751	—	—	—	—	—	—	49,863
Donated services	—	—	—	—	71	—	—	—	—	—	—	71
Exercise of warrants	—	—	200	—	1,808	—	—	—	—	—	—	1,808
Shares issued for Guatemala minority interest purchase	—	—	825	—	5,495	—	—	—	—	—	—	5,495
Contributed capital from significant stockholders for Guatemala minority interest purchase	—	—	—	—	1,105	—	—	—	—	—	—	1,105
Rights offering	—	—	6,905	1	48,417	—	—	—	—	—	—	48,418
Exercise of stock options	—	—	1	—	(16)	—	—	—	—	(2)	31	15
Shares issued for land purchase	—	—	139	—	1,113	—	—	—	—	—	—	1,113
Mark to market of employee restricted stock	—	—	—	—	—	—	4	—	—	—	—	4
Common stock issued and stock compensation expense	—	—	—	—	—	—	—	—	—	—	—	—
Disposal of Philippine subsidiary	—	—	—	—	—	—	—	900	—	—	—	900
Amortization of deferred compensation	—	—	—	—	930	—	—	—	—	—	—	930
Net loss	—	—	—	—	—	—	—	—	(42,337)	—	—	(42,337)
Translation adjustment	—	—	—	—	—	—	—	3,657	—	—	—	3,657
Comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	(38,680)
Balance at August 31, 2005	—	—	26,031	3	339,644	3,379	(29)	(13,757)	(121,534)	434	(9,433)	198,273
Shares issued	—	—	169	—	1,500	—	—	—	—	—	—	1,500
Rights offering	—	—	2,385	—	19,017	—	—	—	—	—	—	19,017
Warrant exercise	—	—	200	—	1,400	—	—	—	—	—	—	1,400
Donated services	—	—	—	—	16	—	—	—	—	—	—	16
Issuance of restricted stock awards	—	—	566	—	—	—	—	—	—	—	—	—
Forfeiture of restricted stock awards	—	—	(25)	—	—	—	—	—	—	—	—	—
Exercise of stock options	—	—	78	—	497	—	—	—	—	—	—	497
Tax benefit from exercise of stock options	—	—	—	—	—	130	—	—	—	—	—	130
Share-based compensation	—	—	—	—	2,058	—	—	—	—	—	—	2,058
Mark to market of employee restricted stock	—	—	—	—	—	—	(1)	—	—	—	—	(1)
Repayment of notes receivable and reacquisition of common stock	—	—	—	—	—	—	30	—	—	4	(33)	(3)
Net income	—	—	—	—	—	—	—	—	11,858	—	—	11,858
Translation adjustment	—	—	—	—	—	—	—	(126)	—	—	—	(126)
Comprehensive income												11,732
Balance at August 31, 2006	—	$ —	29,404	$ 3	$364,132	$3,509	$ —	$(13,883)	$(109,676)	438	$(9,466)	$234,619

See accompanying notes.

PRICESMART, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands)

	Years Ended August 31,		
	2006	2005	2004
Operating Activities:			
Income (loss) from continuing operations	$ 8,184	$ (22,878)	$(20,788)
Adjustments to reconcile income (loss) to net cash provided by operating activities:			
Depreciation and amortization	9,618	9,487	12,298
Allowance for doubtful accounts	(4)	1,249	385
Asset impairment and closure costs	1,834	11,361	1,236
Cancellation of note receivable from stockholder	(119)	—	114
Mark to market of shareholder note receivable	(1)	4	117
Deferred income taxes	1,661	3,789	1,085
Minority interest	354	(566)	(697)
Equity in losses of unconsolidated affiliate, including impairment charges of $1.1 million and $3.1 million in 2005 and 2004, respectively	97	4,368	4,828
Stock-based compensation	2,058	930	712
Change in operating assets and liabilities:			
Change in accounts receivable, prepaids, other current assets, accrued salaries, deferred membership and other accruals	5,107	5,814	6,017
Merchandise inventories	(11,713)	(9,362)	7,649
Accounts payable and accounts payable to and advances received from related party	8,478	6,953	6,628
Net cash provided by continuing activities	25,554	11,149	19,584
Net cash used in discontinued activities	(905)	(5,487)	(6,693)
Net cash provided by operating activities	24,649	5,662	12,891
Investing Activities:			
Additions to property and equipment	(32,631)	(10,755)	(1,436)
Sale of land	446	—	—
Advance received for sale of property	—	—	5,000
Purchase of Jamaica minority interest	(2,402)	—	—
Purchase of Trinidad minority interest	(300)	—	—
Return of investment in unconsolidated affiliate	2,800	—	—
Net cash provided by (used in) continuing activities	(32,087)	(10,755)	3,564
Net cash provided by (used in) discontinued activities	4,868	—	(673)
Net cash flows provided by (used in) investing activities	(27,219)	(10,755)	2,891
Financing Activities:			
Proceeds from bank borrowings	37	59,123	73,988
Repayment of bank borrowings, net of proceeds from warrant exercise	(10,790)	(109,833)	(92,624)
Issuance of common stock in connection with rights offering	19,017	48,418	—
Proceeds from related party borrowings	12,500	3,000	25,000
Repayment of related party borrowings	(12,500)	(3,000)	—
Restricted cash	194	17,101	3,632
Issuance of common stock	1,500	—	5,000
Tax benefit from exercise of stock options	130	—	—
Repayment of notes receivable and reacquisition of common stock	—	—	149
Issuance costs of common stock	—	(763)	—
Issuance costs of Series B Preferred stock	—	—	(8)
Purchase of treasury stock	(3)	—	—
Proceeds from exercise of stock options	497	16	—
Repayment of notes receivable from stockholders	119	—	10
Net cash provided by continuing activities	10,701	14,062	15,147
Net cash provided by (used in) discontinued activities	—	(12,247)	(4,136)
Net cash provided by financing activities	10,701	1,815	11,011
Effect of exchange rate changes on cash and cash equivalents	1,717	515	(3,711)
Net increase (decrease) in cash and cash equivalents	9,848	(2,763)	23,082
Cash and cash equivalents at beginning of year	30,147	32,910	9,828
Cash and cash equivalents at end of year	$ 39,995	$ 30,147	$ 32,910

PRICESMART, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands)

	Years Ended August 31,		
	2006	2005	2004
Supplemental disclosure of cash flow information:			
Cash paid during the period for:			
Interest, net of amounts capitalized	$2,790	$ 5,450	$7,097
Income taxes	$1,914	$ 1,722	$1,666
Supplemental disclosure of non-cash financing activities related to the Financial Program:			
Issuance of common stock for:			
Series A Preferred Stock and accrued dividend	$ —	$22,231	$ —
Series B Preferred Stock	$ —	$22,000	$ —
Bridge loan and accrued interest	$ —	$25,318	$ —
Advance payment on real estate and accrued interest	$ —	$ 5,192	$ —
Purchase order financing and accrued interest	$ —	$15,586	$ —
Warrant exercise	$1,400	$ 1,808	$ —
Issuance costs on preferred stock exchange to Additional Paid-in Capital	$ —	$ (111)	$ —
Accrued dividends on Series B Preferred Stock converted to Additional Paid-in Capital	$ —	$ 2,298	$ —
Issuance of common stock for purchase of Guatemala minority interest	$ —	$ 5,495	$ —
Contributed capital from significant stockholders for purchase of Guatemala minority interest	$ —	$ 1,105	$ —
Issuance of common stock for purchase of land	$ —	$ 1,113	$ —

NOTE 1 – COMPANY OVERVIEW AND BASIS OF PRESENTATION

PriceSmart, Inc.'s ("PriceSmart" or the "Company") business consists primarily of international membership shopping warehouse clubs similar to, but smaller in size than, warehouse clubs in the United States. As of August 31, 2006, the Company had 23 consolidated warehouse clubs in operation in 11 countries and one U.S. territory (four each in Panama and Costa Rica, two each in Dominican Republic, El Salvador, Guatemala, Honduras and Trinidad and one each in Aruba, Barbados, Jamaica, Nicaragua and the United States Virgin Islands), of which the Company owns at least a majority interest. During fiscal 2005, the Company sold its interest in its former Philippine subsidiary. Also, the three warehouse clubs formerly operated in Mexico as part of a 50/50 joint venture with Grupo Gigante, S.A. de C.V. were closed during the second quarter of fiscal 2005 and two of those warehouse clubs were sold in the first quarter of fiscal 2006. There was one warehouse club in operation in Saipan, Micronesia licensed to and operated by local business people as of August 31, 2006. The Company principally operates in three segments based on geographic area.

Basis of Presentation – The consolidated financial statements have been prepared on a going concern basis. The Company has an accumulated deficit of $109.7 million as of August 31, 2006. However, for the twelve months ended August 31, 2006, the Company had net income available to common stockholders of $11.9 million and generated cash flow from operating activities of $24.6 million. The Company's ability to fund its operations and service debt during fiscal 2006 has improved following the implementation and completion of the Financial Program as described in Note 11 – Financial Program and improvements in the underlying business operations. Certain reclassifications, including those of the discontinued operations as discussed in Note 3 – Discontinued Operations, have been made to prior periods to conform to the current period presentation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation – The consolidated financial statements of the Company included herein include the assets, liabilities and results of operations of the Company's majority and wholly-owned subsidiaries as listed below. All significant inter-company accounts and transactions have been eliminated in consolidation. The table below shows the Company's percentage ownership of, and basis of presentation for, each subsidiary as of August 31, 2006.

	Ownership	Basis of Presentation
PriceSmart Aruba	90.0%	Consolidated
PriceSmart Barbados	100.0%	Consolidated
PSMT Caribe, Inc.:		
Costa Rica	100.0%	Consolidated
Dominican Republic	100.0%	Consolidated
El Salvador	100.0%	Consolidated
Honduras	100.0%	Consolidated
PriceSmart Guam	100.0%	Consolidated(1)
PriceSmart Guatemala	100.0%	Consolidated
PriceSmart Jamaica	100.0%	Consolidated
PriceSmart Mexico	50.0%	Equity
PriceSmart Nicaragua	51.0%	Consolidated
PriceSmart Panama	100.0%	Consolidated
PriceSmart Trinidad	95.0%	Consolidated
PriceSmart U.S. Virgin Islands	100.0%	Consolidated

(1) Entity is treated as discontinued operations in the consolidated financial statements.

Use of Estimates – The preparation of financial statements in conformity with United States generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents – Cash and cash equivalents represent cash and short-term investments with maturities of three months or less when purchased.

Restricted Cash – Short-term restricted cash primarily represents time deposits that are pledged as collateral for the Company's revolving line of credit and long-term restricted cash represents deposits with Federal Regulatory agencies in Costa Rica and Panama.

Merchandise Inventories – Merchandise inventories, which include merchandise for resale, are valued at the lower of cost (average cost) or market. The Company provides for estimated inventory losses and obsolescence between physical inventory counts on the basis of a percentage of sales. The provision is adjusted periodically to reflect the trend of actual physical inventory count results, with physical inventories occurring primarily in the second and fourth fiscal quarters. In addition, the Company may be required to take markdowns below the carrying cost of certain inventory to expedite the sale of such merchandise.

Allowance for Bad Debt – The Company generally does not extend credit to its members, but may do so for specific wholesale, government or other large volume members. The Company maintains an allowance for doubtful accounts based on assessments as to the probability of collection of specific customer accounts, the aging of accounts receivable, and general economic conditions. If the credit worthiness of a specific customer deteriorates, the Company's estimates could change and it could have a material impact on the Company's reported results.

Property and Equipment – Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. The useful life of fixtures and equipment ranges from 3 to 15 years and that of buildings from 10 to 25 years. Leasehold improvements are amortized over the shorter of the life of the improvement or the expected term of the lease. In some locations, leasehold improvements are amortized over a period longer than the initial lease term as management believes it is reasonably assured that the renewal option in the underlying lease will be exercised.

Lease Accounting – Certain of our operating leases provide for minimum annual payments that increase over the life of the lease. The aggregate minimum annual payments are expensed on a straight-line basis beginning when we take possession of the property and extending over the term of the related lease. The amount by which straight-line rent exceeds actual lease payment requirements in the early years of the leases is accrued as deferred minimum rent and reduced in later years when the actual cash payment requirements exceed the straight-line expense.

Goodwill – Goodwill, resulting from certain business combinations totaled $31.9 million at August 31, 2006 and $29.6 million at August 31, 2005. The increase in goodwill was due to the Company increasing its ownership in PriceSmart Jamaica (SL), Inc. from 67.5% to 100% and PriceSmart Trinidad from 90.0% to 95.0% in the first and second quarters of fiscal year 2006. The Company reviews previously reported goodwill at the entity reporting level for impairment on an annual basis or more frequently if circumstances dictate. No impairment of goodwill has been recorded to date.

Revenue Recognition – The Company recognizes sales revenue when title passes to the customer. Membership income represents annual membership fees paid by the Company's warehouse club members, which are recognized ratably over the 12-month term of the membership. The historical membership fee refunds have been minimal and, accordingly, no reserve has been established for membership refunds for the periods presented.

Cost of Goods Sold – The Company includes the cost of merchandise, food service and bakery raw materials, and one hour photo supplies in cost of goods sold. The Company also includes the external and internal distribution and handling costs for supplying such merchandise, raw materials and supplies to the warehouse clubs. External costs include inbound freight, duties, drayage, fees and insurance. Internal costs include payroll and related costs, utilities, consumable supplies, repair and maintenance, rent expense, and building and equipment depreciation at our distribution facilities.

Vendor consideration consists primarily of volume rebates and prompt payment discounts. Volume rebates are generally linked to pre-established purchase levels and are recorded as a reduction of cost of goods sold when the achievement of these levels is confirmed by the vendor in writing or upon receipt of funds. On a quarterly basis, the Company calculates the amount of rebates recorded in cost of goods sold that relates to inventory on hand and this amount is recorded as a reduction to inventory, if significant. Prompt payment discounts are taken in substantially all cases and, therefore, are applied directly to reduce the acquisition cost of the related inventory, with the resulting impact to cost of goods sold when the inventory is sold.

Selling, General and Administrative – Selling, general and administrative costs are comprised primarily of expenses associated with warehouse operations. Warehouse operations include the operating costs of the Company's warehouse clubs, including all payroll and related costs, utilities, consumable supplies, repair and maintenance, rent expense, building and equipment depreciation, and bank and credit card processing fees. Also included in selling, general and administrative expenses are the payroll and related costs for the Company's U.S. and regional purchasing and management centers.

Pre-Opening Costs – The Company expenses pre-opening costs (the costs of start-up activities, including organization costs, and rent) as incurred.

Closure Costs – The Company records the costs of closing warehouse clubs as follows: severance costs are accrued when a termination and benefit plan is communicated to the employees; lease obligations are accrued at the cease use date by calculating the net present value of the minimum lease payments net of the fair market value of rental income that could be received for these properties from third parties; all other costs are expensed as incurred. During fiscal year 2004, the Company closed one warehouse club and two warehouse clubs during fiscal year 2003.

Impact of Foreign Currency Rate Changes – The functional currency in many of our international subsidiaries is the local currency, which in many cases is not U.S. dollars. Assets and liabilities of these foreign subsidiaries are translated to U.S. dollars at the exchange rate on the balance sheet date and revenue, costs and expenses are translated at average rates of exchange in effect during the period. The corresponding translation gains and losses are recorded as a component of accumulated other comprehensive loss.

Monetary assets and liabilities in currencies other than the functional currency of the respective entity are revalued to the functional currency using the exchange rate on the balance sheet date. These foreign exchange transaction gains (losses), including repatriation of funds, which are included as a part of the costs of goods sold in the consolidated statement of operations, for fiscal 2006, 2005 and 2004 were approximately $(1.5) million, $551,000 and $(1.0) million, respectively.

Stock-Based Compensation – As of August 31, 2006, the Company had four stock-based employee compensation plans. In the first quarter of fiscal 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123R, "Share-Based Payments," which revises SFAS 123, "Accounting for Stock-Based Compensation." The Company had adopted the fair value based method of recording stock options consistent with SFAS 123 for all employee stock options granted subsequent to fiscal year 2002. Specifically, the Company adopted SFAS 123 using the "prospective method" with guidance provided from SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." All employee stock option grants made or re-priced since the beginning of fiscal 2003 have been or will be expensed over the related stock option vesting period based on the fair value at the date the options are granted. Prior to fiscal 2003, the Company applied Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for stock options. Because the Company granted stock options to employees at exercise prices equal to fair market value on the date of grant, no compensation cost was recognized for option grants in periods prior to fiscal 2003. During fiscal year 2006, the Company granted 565,900 restricted stock awards which vest annually over a 5 year period. During the fiscal year 2006, the Company recognized $528,000 of compensation expense for these restricted stock awards, which are included in general and administrative expense in the consolidated statement of operations.

Under SFAS 123R, the Company is required to select a valuation technique or option-pricing model that meets the criteria as stated in the standard, which includes a binomial model and the Black-Scholes model. At the present time, the Company is continuing to use the Black-Scholes model. The adoption of SFAS 123R, applying the "modified prospective method", as elected by the Company, requires the Company to value stock options granted prior to its adoption of SFAS 123 under the fair value method and expense these amounts over the stock options remaining vesting period. This has resulted in the Company expensing $965,000 in fiscal 2006. SFAS 123R also requires the Company to estimate forfeitures in calculating the expense relating to stock-based compensation as opposed to only recognizing these forfeitures and the corresponding reduction in expense as they occur. In addition, SFAS 123R requires the Company to reflect the tax savings resulting from tax deductions in excess of expense reflected as a financing cash flow in its statement of cash flows, rather than as an operating cash flow as in prior periods.

The fair value of each option grant is estimated on the date of grant using the "Black-Scholes" option-pricing model with the following weighted average assumptions used for grants in fiscal 2006, 2005 and 2004:

	Years Ended August 31,		
	2006	2005	2004
Risk free interest rate	4.35%	3.69%	4.31%
Expected life	5 years	5 years	5 years
Expected volatility	43.96%	45.34%	46.26%
Expected dividend yield	0%	0%	0%

The following table illustrates the effect on net income (loss) and income (loss) per share if the fair value based method had been applied to all outstanding and unvested awards each period (in thousands, except per share data):

	Years Ended August 31,		
	2006	2005	2004
Net income (loss) as reported [1]		$(63,632)	$(33,342)
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effect		930	712
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects [2]		(2,442)	(2,723)
Net income (loss), including stock-based employee compensation	$11,858	$(65,144)	$(35,353)
Income (loss) per share:			
Basic—as reported in prior years [1]		$ (3.15)	$ (4.57)
Basic—including stock-based employee compensation	$ 0.43	$ (3.23)	$ (4.85)
Diluted—as reported in prior years [1]		$ (3.15)	$ (4.57)
Diluted—including stock-based employee compensation	$ 0.43	$ (3.23)	$ (4.85)

(1) Net income (loss) and net income (loss) per share as reported for periods prior to fiscal 2006 only included share-based compensation expense for stock options and restricted stock grants issued or re-priced during fiscal 2003 to fiscal 2005.

(2) Total share-based compensation expense for periods prior to fiscal 2006 is calculated based on the pro forma application of SFAS 123.

In fiscal 2006 and 2005, the Company recognized share-based compensation costs of $2.1 million and $930,000, respectively. The remaining unrecognized compensation cost related to unvested awards at August 31, 2006 was approximately $4.6 million, and the weighted-average period of time over which this cost will be recognized is 3.9 years.

The following table summarizes the components of the share-based compensation expense for the 12 months ended August 31, 2006, 2005 and 2004 (in thousands):

	Years Ended August 31,		
	2006	2005	2004
Options granted to employees	$1,423	$465	$291
Restricted grants	528	—	—
Option re-pricings	107	465	421
Share-based compensation expense	2,058	930	712

The weighted-average fair value of the stock options granted during 2006 and 2005 was $3.64 and $3.46, respectively.

Accounting Pronouncements – In September 2006 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." SFAS 157 establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement simplifies and codifies related guidance within GAAP. The Company is required to adopt SFAS 157 no later than the Company's fiscal year beginning after November 15, 2007. The Company is currently evaluating the impact, if any, the interpretation will have on its financial statements.

In September 2006 the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin (SAB) No. 108, Section N, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." Section N provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatement for the purpose of a materiality assessment. The Company is required to adopt SAB No. 108 no later than the first fiscal year ending after November 15, 2006. The Company is currently evaluating the impact, if any, SAB No. 108, Section N will have on its financial statements.

In July 2006, the FASB issued FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes," provides guidance associated with the recognition and measurement of tax positions and related reporting and disclosure requirements. The Company is required to adopt the provisions of FIN 48 no later than fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact, if any, the interpretation will have on its financial statements.

In June 2006, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 06-03 ("EITF 06-03"), "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)." EITF 06-03 provides that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer on either a gross basis (included in revenues and costs) or on a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. The Company is required to adopt EITF 06-03 no later than interim and annual reporting periods beginning after December 15, 2006. The Company does not believe EITF 06-03 will have a material effect on its future consolidated financial statements.

In October 2005, the FASB issued FASB Staff Position ("FSP") 13-1, "Accounting for Rental Costs Incurred during a Construction Period." The guidance requires the rental costs for ground or building operating leases during the construction period be recognized as rental expenses. The guidance permits either retroactive or prospective treatment for periods beginning after December 15, 2005. The Company has prospectively changed its policy from capitalization to expensing beginning in the third quarter of fiscal 2006. The adoption of this FSP did not have a material impact on the Company's consolidated financial statements, as no warehouse clubs were built on leased land in fiscal year 2006.

In May 2005 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS) No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS 154 requires retrospective application to prior periods' financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in non-discretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement is issued. The Company is required to adopt the provisions of SFAS 154, as applicable, beginning in fiscal 2007. The Company does not believe that the adoption of SFAS 154 will have a significant effect on its future consolidated financial statements.

In March 2005, the FASB issued FASB Interpretation (FIN) No. 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143," which requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. The Company adopted the provisions of FIN 47 in the fourth quarter of fiscal 2006. The adoption of this Interpretation did not have a material impact on the Company's consolidated financial position, results of operations, or cash flows.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs – An Amendment of ARB No. 43, Chapter 4" ("SFAS 151"). SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in overhead. Further, SFAS 151 requires that allocation of fixed and production facilities overheads to conversion costs should be based on normal capacity of the production facilities. The Company adopted the provisions in this statement during fiscal 2006. Adoption of SFAS 151 did not have a material impact on the Company's consolidated financial position, results of operations, or cash flows.

In November 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets – An Amendment of APB No. 29" ("SFAS 153"). The provisions of this statement are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. This statement eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance – that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. The Company adopted SFAS 153 in fiscal 2006. The adoption of SFAS 153 did not have a material impact on the Company's consolidated financial position, results of operations, or cash flows.

NOTE 3 – DISCONTINUED OPERATIONS

The Company had been unsuccessful in its efforts to achieve sustained profitability in its PriceSmart Philippines operation. As a result, and in part to resolve outstanding litigation between the Company and E-Class Corporation ("E-Class"), one of the minority shareholders of PSMT Philippines, Inc. ("PSMT Philippines"), the Company entered into an agreement dated August 5, 2005 to dispose of its interest (the "Divestiture") in PSMT Philippines. The Divestiture was consummated on August 12, 2005.

The Company has released PSMT Philippines from its obligations with respect to amounts owed to the Company by PSMT Philippines primarily related to past merchandise shipments and has agreed to indemnify PSMT Philippines and its officers, directors, stockholders and agents and to hold them harmless from any claims arising out of previously settled litigation between the Company and its prior Philippines licensee.

In accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the accompanying consolidated financial statements reflect the results of operations and financial position of the Philippines and Guam as discontinued operations. Following its closure in December 2003, the Company had previously included the results of operations from Guam in the closure costs line of the Statement of Operations. However, due to the shared management structure, as the Philippines and Guam activities were viewed as one activity, following the disposal of the Philippines operations, the results of the Philippines and Guam activities were consolidated in the discontinued operations line of the Statement of Operations.

The assets and liabilities of the discontinued operations are presented in the consolidated balance sheets under the captions "Assets of discontinued operations" and "Liabilities of discontinued operations." The underlying assets and liabilities of the discontinued operations for the periods presented are as follows (in thousands):

	August 31, 2006	August 31, 2005
Cash and cash equivalents	$ 110	$ 33
Accounts receivable, net	429	147
Prepaid expenses and other current assets	—	33
Other assets	1,055	102
Assets of discontinued operations	$1,594	$315
Other accrued expenses	$ 130	$562
Accrued closure costs	—	101
Liabilities of discontinued operations	$ 130	$663

The Company's former Guam operation has a deferred tax asset of $2.7 million primarily generated from NOLs. This deferred tax asset has a 100% valuation allowance, as the Company currently has no plans that would allow it to utilize these losses.

The following table sets forth the income (loss) from the discontinued operations of each period presented, in thousands.

	Years Ended August 31,		
	2006	2005	2004
Net warehouse club sales	$ —	$ 59,937	$63,963
Pre-tax income (loss) from operations	$ 5,777	(4,306)	(9,186)
Pre-tax loss on divestiture	—	(24,827)	—
Income tax benefit (provision)	(2,103)	9,674	(8)
Net income (loss)	$ 3,674	$(19,459)	$ (9,194)

The pre-tax income from operations, for the twelve months ended August 31, 2006, includes approximately $5.8 million from the reversal of a portion of the provision against recoverability of a loan principal installment and accrued interest receivable from PSMT Philippines which was collected in December 2005 and July 2006 as final settlement on outstanding amounts due, and the net results of the subleasing activity in Guam.

During fiscal 2004, the Company recorded approximately $2.2 million of additional closure costs related to the Guam and Philippines closed warehouse clubs. The Company also recorded approximately $3.2 million in additional non-cash impairment charges related to the write-down of the carrying value of the building at the closed warehouse club in the Philippines. This charge resulted from revised cash flow estimates regarding the marketability of the land and building for this location. As of August 31, 2004, there was approximately $1.3 million of accrued closure-related costs recorded on the consolidated balance sheet, relating primarily to the lease-related obligations that were established for the closed locations in the Philippines and Guam of approximately $1.2 million.

During fiscal year 2005, the Company recorded an additional $169,000 in closure costs related to the closed warehouse club in the Philippines and the one in Guam. Included in that amount was a reversal of approximately

$569,000 related to the sub-leasing of the closed Philippine warehouse club, in the third quarter. The Philippines operations were sold as of August 12, 2005, thereby eliminating them from the consolidated balance sheet closure-related costs.

As of August 31, 2006 and August 31, 2005, there was approximately $0 and $119,000 respectively, of accrued lease-related obligations for the Guam warehouse club on the consolidated balance sheets. Additionally, the Company recorded in the previous fiscal year a contingent liability of $152,000 related to the fair value of guarantees for loans for which it was a guarantor. As part of the Philippines divestiture agreement, the Company was a guarantor on three loans that PSMT Philippines obtained prior to the divestiture. The Company guaranteed 52% of approximately $3.6 million in outstanding loans, or $1.9 million. These loans were paid off in full in the fourth quarter, and the Company was released of its guarantees on July 19, 2006. The Company reversed the contingent liability of $152,000 in July 2006. These loans had leasehold improvements and furniture, fixtures and equipment pledged as collateral. The fair value of the guaranties provided by the Company of $152,000 was determined using an estimate of the costs to insure a loan with these attributes based on calculations derived from a government agency that provided insurance coverage for international export credit risk.

The pre-tax loss on sale and divestiture consists of the following items for the year ended August 31, 2006 and August 31, 2005, respectively, in thousands:

	As of August 31,	
	2006	2005
Write-off of Philippine intercompany receivable	$—	$(19,639)
Write-off of Philippine investment	—	10,017
Impairment of loan receivable	—	(9,670)
Write-off of various notes receivable	—	(5,039)
Contingent liability for loan guarantees	—	(152)
Other costs	—	(344)
	$—	$(24,827)

NOTE 4 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following (in thousands):

	August 31,	
	2006	2005
Land	$ 48,820	$ 35,012
Building and improvements	105,123	96,683
Fixtures and equipment	61,304	59,357
Construction in progress	6,207	4,473
	221,454	195,525
Less: accumulated depreciation	(59,425)	(53,215)
Property and equipment, net	$162,029	$142,310

Building and improvements includes net capitalized interest of $1.2 million and $1.4 million as of August 31, 2006 and 2005, respectively.

In February 2006, the Company purchased two parcels of land next to the Via Brazil, Panama City warehouse location for approximately $3.0 million and $400,000, respectively. In July 2006, the Company sold the second portion of the land adjacent to the warehouse club for approximately $400,000 for a net gain/loss of zero.

NOTE 5 – EARNINGS (LOSS) PER SHARE

Basic income (loss) per share is computed based on the weighted average common shares outstanding in the period. Diluted income (loss) per share is computed based on the weighted average common shares outstanding in the period and the effect of dilutive securities (options, preferred stock, warrants and rights), except where the inclusion is antidilutive (in thousands, except per share data):

	Years Ended August 31,		
	2006	2005	2004
Income (loss) attributable to common stockholders	$11,858	$(63,632)	$(33,342)
Determination of shares:			
Average common shares outstanding	27,332	20,187	7,290
Assumed conversion of:			
Stock options (1)	64	—	—
Preferred stock (2)	—	—	—
Warrants (3)	4	—	—
Rights (4)	—	—	—
Restricted stock grant (5)	335	—	—
Diluted average common shares outstanding	27,735	20,187	7,290
Net income (loss) attributable to common stockholders:			
Basic and diluted loss per share	$ 0.43	$ (3.15)	$ (4.57)
Diluted income (loss) per share	$ 0.43	$ (3.15)	$ (4.57)

(1) Stock options representing 85,834 and 23,366 shares were excluded, due to their anti-dilutive effects for the years ended August 31, 2005 and 2004, respectively. No options were excluded for fiscal 2006.

(2) Common stock was exchanged for the preferred stock in the first quarter of fiscal year 2005, as part of the Financial Program. As of August 31, 2006 and 2005 no preferred stock was convertible to common stock. As of August 31, 2004 preferred stock was convertible to 1,783,822 shares of common stock.

(3) A warrant for 400,000 shares of common stock at an exercise price of $7 per share was issued in January 2005, at which time 200,000 shares were immediately exercised. The remaining 200,000 shares were exercised November 30, 2005. These shares were excluded in 2004 and 2005 due to their anti-dilutive effects.

(4) As of August 31, 2006, there were no rights outstanding. As of August 31, 2005, there were 6,098,043 rights outstanding with an exercise price of $8.00 per share for the potential issuance of 9,147,065 shares of common stock.

(5) Restricted stock was issued to certain employees in the second and third quarters of fiscal 2006, the dilutive effects of which is 335,398 shares as of the year ended August 31, 2006.

NOTE 6 – RETIREMENT PLAN

PriceSmart offers a defined contribution retirement and 401(k) plans to its U.S. employees, which allows employees to enroll in the plan after 90 days of employment. Enrollment in these plans begins on the first of the month following the employee's eligibility. The Company makes nondiscretionary contributions to the 401(k) plan equal to 100% of the participant's contribution up to an annual maximum of 4% of base compensation that a participant contributes to the plan. Employer contributions to the 401(k) plan were $293,000, $255,000, and $216,000 during fiscal 2006, 2005, and 2004, respectively. The Company has defined contribution plans for its employees in Panama, Costa Rica, Trinidad, and Jamaica and contributes a percentage of the respective employee's salary. Amounts expensed under these plans were $265,000, $179,000 and $141,000 during fiscal 2006, 2005 and 2004, respectively.

NOTE 7 – STOCK OPTION PLAN AND EQUITY PARTICIPATION PLAN

In August 1997, the Company adopted the 1997 Stock Option Plan of PriceSmart, Inc. (the "1997 Plan") for the benefit of its eligible employees, consultants and independent directors. Under the 1997 Plan, 700,000 shares of the Company's common stock are authorized for issuance. The Compensation Committee of the Board of Directors administers the 1997 Plan with respect to grants to employees or consultants of the Company, and the full Board of Directors administers the Plan with respect to director options. Options issued under the 1997 Plan typically vest over five years and expire in six years. Certain employees and directors of the Company participated in the Price Enterprises, Inc. ("PEI") stock option plan. Upon consummation of the spin-off of the Company from PEI, the unvested PEI options held by these individuals were canceled. To replace those canceled options, the Company granted options to purchase PriceSmart common stock at share amounts and prices per share so that the employees and directors were in substantially the same economic position as they were prior to the spin-off.

In July 1998, the Company adopted the 1998 Equity Participation Plan of PriceSmart, Inc. (the "1998 Plan") for the benefit of its eligible employees, consultants and independent directors. The 1998 Plan authorizes 700,000 shares of the Company's common stock for issuance. Options issued under the 1998 Plan typically vest over five years and expire in six years.

In August 1998, four of the Company's officers and an entity affiliated with a fifth officer purchased an aggregate of 29,324 shares of Common Stock pursuant to the stock purchase feature of the 1998 Plan. These officers delivered to the Company promissory notes in the aggregate amount of $317,000. In April 2000, an additional officer purchased 3,738 shares of Common Stock pursuant to the stock purchase feature of the 1998 Plan and delivered to the Company a promissory note in the amount of $150,000. The promissory notes delivered by the first five borrowers initially were non-recourse notes, bore interest at a rate of 6% per annum and had terms of six years. These notes were amended in June 1999 to become recourse notes, bearing interest at a rate of 5.85%. The sixth officer's note also was a recourse note, with a six-year term bearing interest at a rate of 5.85%.

In August 2004, upon the maturity of their respective promissory notes, the first five borrowers paid all remaining principal and interest due under the notes by delivering an aggregate of 22,195 shares of Common Stock valued at $7.56 per share (the closing price of the Common Stock on August 6, 2004) and paid an aggregate of $150,000 in cash. Each of the first five officers received cash bonuses in August 2004 and used the after-tax proceeds of the bonus to pay the cash portion of the repayments described above. As of August 31, 2004, one such note remained outstanding (not yet due) with a balance of approximately $150,000, related to the purchase of 3,738 shares. Following the repayment noted above, the Company determined that the loan underlying this remaining note should be treated under variable accounting, and, therefore this loan has been marked to market as of August 31, 2005, resulting in a charge of $117,000 and $4,000 in fiscal years 2004 and 2005, respectively. The Company ceased extending new loans (or modifying existing loans) to any director or executive officer effective as of July 30, 2002. In April 2006, the one outstanding loan was repaid. The borrower repaid the outstanding principal and interest due under the note by delivering 3,738 shares of common stock valued at $8.83 per share (the closing price of the common stock on April 19, 2006) and paid $119,000 in cash. The borrower received a cash bonus in April 2006 and used the after-tax proceeds of the bonus to pay the cash portion of the repayment.

In November 2001, the Company adopted the 2001 Equity Participation Plan of PriceSmart, Inc. (the "2001 Plan") for the benefit of its eligible employees, consultants and independent directors. The 2001 Plan authorizes

350,000 shares of the Company's common stock for issuance. Options issued under the 2001 Plan typically vest over five years and expire in six years.

In November 2002, the Company adopted the 2002 Equity Participation Plan of PriceSmart, Inc. (the "2002 Plan") for the benefit of its eligible employees, consultants and independent directors. The 2002 Plan authorized 250,000 shares of the Company's common stock for issuance. At the 2006 Annual Meeting, the stockholders of the Company approved a proposal to amend the 2002 Equity Participation Plan of PriceSmart, Inc. to increase the number of shares of Common Stock reserved for issuance under the 2002 Plan from 250,000 to 750,000 (the "Amendment"). Options issued under the 2002 Plan typically vest over five years and expire in six years. The 2002 plan also allows for the stock grants, which typically vest over five years.

Effective April 23, 2003, the Company's Board of Directors approved the re-pricing of all unexercised stock options held by employees of the Company (not including directors' stock options) with exercise prices greater than $20 to $20 per share. The affected options covered a total of 507,510 shares of common stock with a weighted average exercise price of $36.19 per share. Under the provisions of SFAS 123 and subsequent guidance issued under SFAS 148, a non-cash charge related to vested options of $833,000 was recognized and included in stock compensation expense for the year ended August 31, 2003.

In fiscal year 2004, 151,000 options of the 507,510 re-priced stock options, expired or were cancelled. As a result, the Company recorded a reduction of the compensation expense of $43,000 and a reduction in deferred compensation of $278,000. The Company recognized the expense relating to re-priced stock options of $107,000, $465,000 and $421,000 in fiscal years 2006, 2005 and 2004, respectively. All other terms and conditions of the options remain the same.

Total stock option activity relating to the 1997 Plan, 1998 Plan, 2001 Plan and 2002 Plan was as follows:

	Shares	Weighted Average Exercise Price
Shares subject to outstanding options at August 31, 2003	1,102,752	$20.61
Granted	460,500	6.30
Exercised	0	0.00
Cancelled	(629,569)	18.48
Shares subject to outstanding options at August 31, 2004	933,683	$15.02
Granted	10,500	7.66
Exercised	(3,005)	6.19
Cancelled	(116,828)	26.10
Shares subject to outstanding options at August 31, 2005	824,350	$13.39
Granted:	6,000	8.18
Exercised	(77,809)	6.33
Cancelled:	(55,591)	19.27
Shares subject to outstanding options at August 31, 2006	696,950	$13.66

As of August 31, 2006, options to purchase 455,053 shares were exercisable and there were 1,752,783 shares of the Company's common stock reserved for future issuance, of which 515,296 shares are available for future grants. The following table summarizes information about stock options outstanding at August 31, 2006:

Range of Exercise Prices	Outstanding as of Aug. 31, 2006	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Exercisable as of Aug. 31, 2006	Weighted-Average Exercise Price
$ 6.13 – 8.18	363,800	3.5	$ 6.29	184,896	$ 6.24
8.19 – 8.90	5,000	3.2	8.90	2,000	8.90
17.88 – 20.00	278,150	1.4	19.82	224,557	19.83
28.00 – 41.25	50,000	2.4	35.51	43,600	34.89
$ 6.13 – 41.25	696,950	2.6	$13.66	455,053	$15.70

Total Stock Grant activity relating to 2002 Plan was as follows:

	Grants
Granted:	565,900
Cancelled:	(25,200)
Shares outstanding at August 31, 2006	540,700

NOTE 8 – COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) is net income (loss), plus certain other items that are recorded directly to stockholders' equity. The only other such item currently applicable to the Company is for translation adjustments resulting from the conversion of financial statements in foreign subsidiaries to U.S. dollars. The Company's comprehensive income (loss) was $11.7 million, $(38.7) million and $(34.3) million as of August 31, 2006, 2005 and 2004, respectively.

NOTE 9 – ASSET IMPAIRMENT AND CLOSURE COSTS FOR CONTINUING OPERATIONS

During fiscal 2004, the Company recorded approximately $1.2 million of closure costs related to two closed warehouse clubs and one closed distribution center.

During fiscal 2005, closure costs were $4.3 million. During the third quarter of fiscal 2005, the Company executed a sublease agreement for its closed warehouse club in Guatemala. The sublease agreement resulted in an additional charge of $324,000 based on the new sublease terms as compared to the assumptions used to compute the original liability. The Company also recorded a non-cash charge of $892,000 for the write-off of fixed assets at the closed Guatemala warehouse club related to the subleasing activity. The Company also recorded an additional non-cash charge of $2.4 million for the write-off of fixed assets at the closed Dominican Republic warehouse club. This charge reflected management's revised assessment of the likely net selling price for the property.

Also, during the third quarter of fiscal 2005, the Company recorded a non-cash asset impairment charge of $7.1 million. This charge is associated with the write-down of long-lived assets (leasehold improvements and fixtures and equipment) at the Company's U.S. Virgin Islands warehouse club operation. This charge was taken because future undiscounted cash flows expected from that operation which, while positive over the expected life of the associated long-lived assets, are not sufficient to recover the carrying value of those assets. Consequently, the carrying value of those assets was reduced to an estimated fair value as required under SFAS 144.

During fiscal 2006, asset impairment and closure costs were $1.8 million, which were primarily due to the write-down of two real estate assets of the Company, one in Honduras and one in the Dominican Republic. The Company's original San Pedro Sula, Honduras location is being vacated and the operation is being relocated to a new site which was acquired during the year in another section of the city. The impairment charge of $785,000 reduces the book value of the vacated site to the expected market value as a buyer or leasing opportunity is pursued. Also, during fiscal 2006 the Company recorded an additional $813,000 impairment charge related to the previously closed warehouse club in Dominican Republic based upon management's revised assessment of the market value of that asset. The method for determining fair value for both locations was based on a quoted market price, and/or expected cash flows.

A reconciliation of the movements in the charges and related liabilities derived from the closed warehouse clubs in 2004, 2005 and 2006 is as follows (in thousands):

	Liability as of August 31, 2003	Charged to Expense	Cash Paid	Non-cash Amounts	Liability as of August 31, 2004	Charged to Expense	Cash Paid	Non-cash Amounts	Liability as of August 31, 2005	Charged to Expense	Cash Paid	Non-cash Amounts	Liability as of August 31, 2006
Lease obligations ..	$3,788	$ 693	(494)	—	3,987	324	(599)	—	$3,712	—	(246)	—	$3,466
Assetimpairment	—	—	—	—	—	3,397	—	(3,397)	—	1,598		(1,598)	—
Other associated costs	34	543	(80)	(424)	73	536	(426)	(98)	85	236	(280)	(5)	36
Total	$3,822	$1,236	(574)	(424)	4,060	4,257	(1,025)	(3,495)	$3,797	1,834	(526)	(1,603)	$3,502

NOTE 10 – COMMITMENTS AND CONTINGENCIES

The Company is committed under 13 non-cancelable operating leases for rental of facilities and land. These leases expire or become subject to renewal between 2006 and 2031. Rental expense charged for operating leases of open locations totaled approximately $8.3 million, $8.7 million and $7.9 million for fiscal years 2006, 2005 and 2004, respectively. Future minimum lease commitments for facilities under these leases with an initial term in excess of one year are as follows (in thousands):

Years Ended August 31,	Amount Open Locations	Closed Location[(1)]	Discontinued Operations
2007	$ 6,555	$ 642	$ 400
2008	6,242	642	400
2009	6,043	642	400
2010	6,077	642	400
2011	5,847	642	400
Thereafter	85,002	5,778	—
Total	$115,766	$8,988	$2,000

(1) The net present value of the closed Guatemala warehouse club lease obligation (net of expected sublease income) has been recorded on the consolidated balance under the captions "Other accrued expenses" and "Accrued closure costs".

From time to time, the Company and its subsidiaries are subject to legal proceedings, claims and litigation arising in the ordinary course of business, the outcome of which, in the opinion of management, would not have a material adverse effect on the Company. The Company evaluates such matters on a case by case basis, and vigorously contests any such legal proceedings or claims which the Company believes are without merit.

During fiscal year 2005, the Company sub-leased its closed location in Guatemala for $300,000 a year for the first and second year; $414,000 for the third year; with CPI increase not exceeding 3.5% each year for the fourth and fifth year; $500,000 for the sixth year; and with CPI increase each year not exceeding 3.5% each year for the remaining six years until the end of the sub-lease in 2017. For the discontinued operation in Guam, the Company sub-leased the warehouse for approximately the same amount as its rental expense, $400,000 a year, until the termination of the master lease in August 2011 at which time the sublease also ends. The Company's annual future minimum lease commitments for the closed warehouse clubs in Guatemala and Guam are $642,000 and $400,000, respectively.

The SEC issued a formal order of private investigation on January 8, 2004 to investigate the circumstances surrounding a financial restatement associated with fiscal year 2002 and the first three quarters of fiscal year 2003. The SEC issued subpoenas to the Company for the production of documents and has taken testimony, pursuant to subpoena, from several of the Company's present and former employees, but to the Company's knowledge there has been no activity relating to this matter for over a year.

Income tax contingencies are discussed within Note 12.

NOTE 11 – FINANCIAL PROGRAM

On September 3, 2004, the Company announced a plan to implement a series of transactions (the "Financial Program"). The Financial Program was approved by the stockholders on October 29, 2004. The elements of the Financial Program and the status of each element are as follows:

A private placement of an aggregate of 3,164,726 shares of the Company's common stock, at a price of $8 per share, to The Price Group, LLC, a California limited liability company (the "Price Group"), to be funded through the conversion of a $25.0 million bridge loan, together with accrued and unpaid interest, extended to the Company by the Price Group in August 2004. The private placement was completed on October 29, 2004, resulting in the issuance of 3,164,726 shares of the Company's common stock.

The issuance of an aggregate of 2,200,000 shares of common stock to the Sol and Helen Price Trust, the Price Family Charitable Fund, the Robert and Allison Price Charitable Remainder Trust, the Robert and Allison Price Trust 1/10/75 (collectively, the "Price Trusts") and the Price Group (collectively, with the Price Trusts, the "Series B Holders") in exchange for all of the outstanding shares of the Company's 8% Series B Cumulative Convertible Redeemable Preferred Stock. This exchange was completed on October 29, 2004, resulting in the issuance of 2,200,000 shares of the Company's common stock.

The issuance of an aggregate of 2,597,200 shares of common stock, valued for such purpose at a price of $8 per share, to the Price Group in exchange for up to $20.0 million of current obligations, plus accrued and unpaid interest, owed by the Company to the Price Group. This exchange was completed on October 29, 2004, resulting in the issuance of 2,597,200 shares of the Company's common stock.

The issuance of up to 16,052,668 shares of common stock in connection with a rights offering pursuant to rights distributed to the holders of outstanding shares of common stock, and the issuance of up to 3,125,000 shares of common stock, at a price of $8 per share, to the Price Group to ensure that the above-mentioned rights offering generates at least $25.0 million in proceeds. The $7 rights offering subscription period began on December 21, 2004 and ended on January 24, 2005. A total of 6,827,542 shares of common stock were sold during this period. The total proceeds were $47.8 million. The $8 rights offering period began on January 25, 2005 and initially expired on December 21, 2005 but was extended to January 31, 2006. A total of 2,463,614 shares of common stock were sold during the $8 rights offering period. The total proceeds for the $8 rights offering period were $19.7 million.

The issuance of up to 2,223,104 shares of common stock to exchange common stock, valued for such purpose at a price of $10 per share, to the holders of all of the shares of the Company's 8% Series A Cumulative Convertible Redeemable Preferred Stock, in exchange for all of the outstanding shares of the Series A Preferred Stock at its initial stated value of $20.0 million plus all accrued and unpaid dividends. This was completed on November 23, 2004, resulting in the issuance of 2,223,104 shares of common stock.

An amendment to the Amended and Restated Certificate of Incorporation of the Company to increase the number of authorized shares of common stock from 20,000,000 to 45,000,000 shares, which was approved by the Company's stockholders on October 29, 2004.

In connection with the Financial Program described above, the Company and certain of it subsidiaries entered into an agreement with the International Finance Corporation (the "IFC") in the first fiscal quarter of 2005 providing for the following: (i) the Company granted the IFC a warrant to purchase 400,000 shares of the Company's common stock at a price of $7 per share; (ii) the Company purchased a $10.2 million loan extended by the IFC to PriceSmart Philippines, Inc.; (iii) the Company obtained a waiver of certain IFC loan covenants regarding incurring additional debt, in order to borrow the $25.0 million in the bridge loan mentioned above; (iv) $5.2 million of restricted cash pledged as collateral to certain loans was released; (v) all pre-payment penalties were waived for all outstanding loans from the IFC; (vi) the net carrying costs were reduced on one loan by eliminating the IFC's right to a percentage of the Company's earnings, before interest, taxes, depreciation and amortization. Additionally, in connection with the Company's transactions with the IFC, the Price Group (a related party to the Company) granted a put option giving the right to the IFC to sell 300,000 shares of Common Stock to the Price Group at a price of $12 per share between November 30, 2005 and November 30, 2006. The put option was exercised in the second quarter of fiscal 2006 and the transaction completed in March 2006. All of the above elements were completed during the Company's first and second quarters of fiscal 2005. The warrant was issued in the second quarter of fiscal 2005, and the warrant was exercised with respect to 200,000 shares of the Company's common stock on January 26, 2005. Pursuant to the terms of the warrant, the exercise price was paid by reducing the principal amount of two of the loans extended to the Company by the IFC. As a result, long-term debt was reduced by $1.4 million. The balance of the warrant was exercised on November 30, 2005, and long-term debt was reduced by an additional $1.4 million.

Additionally, in connection with the Financial Program and in accordance with Emerging Issues Task Force, Topic D-42, the Company recorded a non-cash charge to "deemed dividend on exchange of common stock for preferred stock" in the Company's consolidated statement of operations as of November 30, 2004 of $20.6 million, resulting in an increase in the reported "net loss attributable to common stockholders." In accordance with Emerging Issues Task Force, Topic D-42, the amount of the charge is equal to the difference of the value at the time of exchange of the shares of common stock exchanged for the preferred stock minus the value of the shares that the holders of the preferred stock otherwise would have had the right to receive upon conversion of the preferred stock under their original terms. The Company's consolidated balance sheet records this charge as an increase in accumulated deficit with a corresponding increase in additional paid in capital, resulting in no change to the Company's stockholders' equity.

NOTE 12 – INCOME TAXES

Income (loss) from continuing operations before (provision) benefit for income taxes, losses (including impairment) of unconsolidated affiliate and minority interest includes the following components (in thousands):

	Years Ended August 31,		
	2006	2005	2004
United States	$15,629	$ 10,743	$ (214)
Foreign	1,118	(20,679)	(12,207)
Income (loss) from continuing operations before (provision) benefit for income taxes, losses (including impairment) of unconsolidated affiliate and minority interest	$16,747	$ (9,936)	$(12,421)

Significant components of the income tax (provision) benefit are as follows (in thousands):

	Years Ended August 31,		
	2006	2005	2004
Current:			
U.S.	$(1,553)	$ —	$ (57)
Foreign	(4,898)	(4,698)	(3,102)
Total	(6,451)	(4,698)	(3,159)
Deferred:			
U.S.	(2,063)	(4,870)	2,021
Foreign	3,096	7,802	3,037
Valuation Allowance (U.S.)	(365)	71	(1,772)
Valuation Allowance (Foreign)	(2,329)	(7,445)	(4,363)
Total	(1,661)	(4,442)	(1,077)
(Provision) Benefit for Income Taxes	$(8,112)	$(9,140)	$(4,236)

The reconciliation of income tax computed at the Federal statutory tax rate to the (provision) benefit for income taxes is as follows (in thousands):

	Years Ended August 31,		
	2006	2005	2004
Federal tax (provision) benefit at statutory rates	$(5,694)	$ 3,378	$ 4,223
State taxes, net of Federal benefit	(395)	(820)	(27)
Differences in foreign tax rates and permanent items	671	(4,324)	(2,297)
(Increase) decrease in U.S valuation allowance	(365)	71	(1,772)
(Increase) decrease in Foreign valuation allowance	(2,329)	(7,445)	(4,363)
(Provision) benefit for income taxes	$(8,112)	$(9,140)	$(4,236)

Significant components of the Company's deferred tax assets as of August 31, 2006 and 2005 are shown below (in thousands):

	August 31,	
	2006	2005
Deferred tax assets:		
U.S. net operating loss carry-forward	$ 19,639	$ 22,555
U.S. capital loss carry-forward	4,410	4,066
U.S. timing differences and AMT credits	22	322
Deferred compensation	1,795	1,121
Foreign tax credits	1,036	1,285
Foreign deferred taxes	23,405	19,903
Total deferred tax assets	50,307	49,252
U.S. valuation allowance	(8,638)	(8,185)
Foreign valuation allowance	(21,486)	(18,807)
Net deferred tax assets	$ 20,183	$ 22,260

As of August 31, 2006 and 2005, the Company had deferred tax liabilities of $1.1 million and $1.0 million, respectively, arising from timing differences in certain subsidiaries.

The Company operates in multiple international jurisdictions, which creates certain risks regarding the interpretation and enforcement of tax laws and regulations. In the ordinary course of a global business there are many transactions for which the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of inter-company arrangements to share revenue and costs. In such arrangements there are uncertainties about the amount and manner of such sharing which could ultimately result in changes once the arrangements are reviewed by taxing authorities. Although the Company believes that its approach to determining the amounts of such arrangements is reasonable, no assurance can be given that the final exposure from these matters will not be materially different than that which is reflected in the historical income tax provisions and accruals.

In evaluating the exposure associated with various tax filing positions, the Company accrues charges for probable and estimable exposures. At August 31, 2006, the Company believes it has appropriately accrued for probable exposures. To the extent the Company were to prevail in matters for which accruals have been established or be required to pay amounts in excess of reserves, the Company's effective tax rate in a given financial statement period could be materially affected.

Specific matters which have come to the Company's attention in this respect are:

1. During fiscal 2004, the government of Costa Rica notified the Company that it disagrees with the Company's treatment of certain inter-company transactions and claims for a total of $1.8 million in back taxes, penalties and interest. A defense to these claims has been presented to the relevant authorities, but they remain pending and to date the Company considers that no provision is currently required.

2. During fiscal 2005, the Company discovered an exposure with regards to the withholding of local taxes on certain inter-company transactions in Honduras, and recognized a provision of $2.6 million. In fiscal 2006, the Company recognized a reduction of $1.0 million of tax expense related to this exposure as the relevant authorities determined that the inter-company transactions were to be assessed at a lower tax rate than originally estimated. The Honduras authorities also notified the Company that a VAT liability of $200,000 was owed on membership income. The Company has been advised that it is possible that the liability does not conform to statutory requirements. Therefore, the company considers that no provision is currently required.

As of August 31, 2006 and 2005, the Company had recorded within other accrued expenses a total of $8.3 million and $6.7 million, respectively, for income and other tax related contingencies.

During fiscal 2006, the Company incurred current tax expense of $6.4 million. The Company also recognized a net deferred tax expense of $1.7 million, primarily related to the use of NOLs on the U.S. income from continuing operations, resulting in a net tax expense of $8.1 million. During fiscal 2005, the Company incurred current income tax expense of $4.7 million (primarily related to its foreign operations, including provisions for income tax contingencies). The Company also recognized a net deferred tax expense of $4.4 million in 2005, primarily related to the increase of valuation allowances for foreign deferred tax assets, resulting in a net tax expense of $9.1 million. During fiscal 2004, the Company incurred a net tax expense of $4.2 million, which included $3.1 million for current foreign tax expense and a net deferred tax benefit of $1.1 million, primarily related to the reversal of a valuation allowance previously established against U.S. net deferred tax assets, offset by increases in the valuation allowances for foreign deferred tax assets.

During fiscal 2006, as a result of significant losses in many of the Company's foreign subsidiaries, management concluded that full valuation allowances were necessary in all but four (three in 2005) of these foreign subsidiaries. Factors considered by management include history of cumulative losses or income, projected earnings based upon current operations and determining whether the net operating loss carry-forward periods are sufficient to realize the related deferred tax assets. Based upon the weight of all the positive and negative evidence, management concluded that it is more likely than not that deferred tax assets would not be realized in certain countries. Accordingly, the Company had net foreign deferred tax assets of $1.9 million and $1.1 million as of August 31, 2006 and 2005, respectively.

The Company has federal and state tax net operating loss carry-forwards, or NOLs, at August 31, 2006 of approximately $56.0 million and $11.5 million, respectively. The Federal and state tax loss carry-forwards expire during periods ranging from 2011 through 2026 and 2007 through 2026, respectively, unless previously utilized. In calculating the tax provision, and assessing the likelihood that the Company will be able to utilize the deferred tax assets, the Company considered and weighed all of the evidence, both positive and negative, and both objective and subjective. The Company factored in the inherent risk of forecasting revenue and expenses over an extended period of time and considered the potential risks associated with its business. Because of the Company's U.S. income from continuing operations and based on projections of future taxable income in the U.S., which have increased due to the implementation of the Financial Program (as described in Note 11 – Financial Program), the Company was able to determine that there was sufficient positive evidence to support the conclusion that it was more likely than not that the Company would be able to realize substantially all of its U.S. NOLs by generating taxable income during the carry-forward period. However, if the Company does not achieve its projections of future taxable income in the U.S., the Company could be required to take a charge to earnings related to the recoverability of these deferred tax assets.

Also, as a result of the Financial Program, the Company has determined that due to a deemed change of ownership (as defined in Section 382 of the Internal Revenue Code) in October 2004, there will be annual limitations in the amount of U.S. profits that may be offset by NOLs. The NOLs generated prior to the deemed ownership change date, as well as a significant portion of the losses generated as a result of the PSMT Philippines disposal in August 2005, will be limited on an annual basis. The Company does not believe this will impact the recoverability of these NOLs.

As of August 31, 2006, the Company also has foreign tax credits that expire from 2007 through 2016 of $1.0 million. Due to their shorter recovery period and limitations applicable under section 383 of the Internal Revenue code regarding changes of ownership, the Company has valuation allowances of $1.0 million on U.S. foreign tax credit carry-forwards generated before the date of the deemed ownership change.

The Company also has capital loss carry-forwards expiring in 2024 and 2025 of $12.0 million, resulting from the PSMT Philippines disposal and impairment provisions for its investment in Mexico. As these capital losses can only be used to offset capital gains and the Company has no current plans to be able to use these capital losses, a full valuation allowance has been recorded against them.

The Company does not provide for income taxes which would be payable if undistributed earnings of its foreign subsidiaries were remitted, because the Company considers these earnings to be permanently reinvested. As of August 31, 2006 and 2005, the undistributed earnings of these foreign subsidiaries are approximately $15.2 million and $14.1 million, respectively. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes and withholding taxes payable to the foreign countries, but would also be able to offset unrecognized foreign tax credit carry-forwards. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation; however, the Company does not believe the amount would be material.

NOTE 13 – DEBT

As of August 31, 2006 and 2005, the Company, together with its majority or wholly-owned subsidiaries, had $158,000 and $1.6 million, respectively, outstanding in short-term borrowings, at weighted-average interest rates of 8.0% and 8.0%, respectively, which are secured by certain assets of the Company and its subsidiaries and are guaranteed by the Company up to its respective ownership percentage, as listed below (in thousands). Each of the facilities expires during the year and is typically renewed. As of August 31, 2006 and 2005, the Company had approximately $11.0 million and $10.0 million available on these facilities, respectively.

	August 31,	
	2006	**2005**
Note due November 2005, 8% in 2005	$—	$1,361
Overdraft Facilities in 2006 and 2005	158	287
Short-term debt	$158	$1,648

Additionally, the Company has a bank credit agreement, secured by short-term restricted cash, for up to $7.0 million, which can be used as a line of credit or to issue letters of credit. As of August 31, 2006, letters of credit totaling $2.9 million were outstanding under this facility, leaving availability under this facility of $4.1 million.

Long-term debt (including long-term debt, related party) consists of the following (in thousands):

	August 31, 2006	August 31, 2005
Note due May 2008 (three-month LIBOR + .50%), 3.85% in 2005	$ —	$ 3,750
Note due September 2010 (six-month LIBOR + 4.0%), 9.43% and 7.45% in 2006 and 2005, respectively	10,633	14,254
Note due May 2011 (six-month LIBOR + 2.6%), 8.03% and 6.05% in 2006 and 2005, respectively	6,442	8,638
Note due December 2007, 5.9% and 6.5% in 2006 and 2005, respectively	94	190
Note due February 2008, 9.50% in 2006 and 2005	1,500	2,500
Total	18,669	29,332
Less: current portion	5,417	5,417
Long-term debt	$13,252	$23,915

As of August 31, 2006 and 2005, the Company, together with its majority or wholly owned subsidiaries, had $18.7 million and $29.3 million, respectively, outstanding in long-term borrowings. The Company's long-term debt is collateralized by certain land, building, fixtures, equipment and shares of each respective subsidiary and guaranteed by the Company up to its respective ownership percentage, except for fiscal year ended August 31, 2006 which had zero outstanding, and approximately $3.8 million, as of August 31, 2005, which was secured by collateral deposits included in restricted cash on the balance sheet and letters of credit. The carrying amount of the non-cash assets assigned as collateral for long-term debt was $27.9 million and $37.3 million as of August 31, 2006 and 2005, respectively. Certain obligations under leasing arrangements are collateralized by the underlying asset being leased.

Annual maturities of long-term debt during the next five fiscal years are as follows (in thousands):

Years Ended August 31,	Amount
2007	$ 5,417
2008	4,976
2009	4,434
2010	3,842
Thereafter	—
Total	$18,669

Under the terms of debt agreements to which the Company and/or one or more of its wholly owned or majority owned subsidiaries are parties in order to incur additional indebtedness, the Company must comply with specified financial covenants, which include current ratio, debt service ratio and leverage ratios. As of August 31, 2006, the principal amount outstanding on this debt was $17.1 million and the Company was in compliance with all of these ratios.

NOTE 14 – RELATED-PARTY TRANSACTIONS

Sale of Common Stock: In October 2005, Sol and Helen Price Trust, a trust affiliated with Sol Price the Company's majority shareholder, purchased 168,539 shares of common stock of the Company at a price of $8.90 per share for a total purchase price of $1.5 million.

Series A and Series B Preferred Stock: In January 2002, entities affiliated with Sol Price, Robert E. Price, Murray L. Galinson, Jack McGrory and James F. Cahill (who was a director of the Company from November 1999 until March 2005), purchased an aggregate of 1,650 shares of the Company's Series A Preferred Stock for an aggregate purchase price of $1,650,000. In July 2003, entities affiliated with Sol Price, Robert E. Price, James F. Cahill, Murray L. Galinson and Jack McGrory, purchased an aggregate of 22,000 shares of the Company's Series B Preferred Stock for an aggregate purchase price of $22,000,000. In connection with the Financial Program that was approved by the stockholders on October 29, 2004, the 1,650 shares of Series A Preferred Stock were exchanged for 183,405 shares of the Company's common stock, and the 22,000 shares of the Series B Preferred Stock were exchanged for 2,200,000 shares of common stock.

Relationships with the Price Group: In February 2004, the Company entered into an agreement with the Price Group which provided the Company with up to $10.0 million of purchase order financing. Directors Robert E. Price, Murray L. Galinson and Jack McGrory were managers of the Price Group and collectively own more than 10% of that entity. Former director James F. Cahill also held membership interests in the Price Group at the time of the transaction. The agreement allowed the Price Group to place a lien on merchandise inventories in the United States as security for such financing. Interest accrued at a rate of 1% per month. In July 2004, this agreement was amended to increase the funds available from the Price Group by $5.0 million (to a total of $15.0 million) for purchase order financing. This additional funding was secured by the Company's pledge of shares of its wholly owned Panamanian subsidiary, PriceSmart Real Estate Panama, S.A. On October 29, 2004 amounts owed under this agreement were converted into 1,948,227 shares of common stock as part of the Financial Program that was approved by the stockholders on October 29, 2004.

In May 2004, the Company entered into another agreement with the Price Group to sell the real estate and improvements owned by the Company in Santiago, Dominican Republic. The purchase price was to be the fair market value of the property and improvements as determined by an independent appraiser. Under the terms of the agreement the Price Group made an initial payment of $5.0 million, with the balance to be paid upon closing, and if the closing did not occur for any reason, the initial payment was to be returned to the Price Group, plus accrued interest at the rate of 8% per annum. The agreement was subject to several contingencies, including the right of each party to terminate the agreement after receipt of the final appraisal report, and the approval by the Board of the final terms of the agreement. This agreement was to terminate on August 31, 2004; however, on August 30, 2004, this agreement was extended for an additional 90 days, until November 30, 2004. On October 29, 2004 the deposit made under this agreement and accrued interest thereon were converted into 648,973 shares of common stock as part of the Financial Program that was approved by the stockholders on October 29, 2004 and the agreement was terminated.

In August 2004, the Company entered into a $25.0 million bridge loan with the Price Group. This loan accrued interest at 8% per annum. On October 29, 2004 amounts owed under this agreement were converted into 3,164,726 shares of common stock as part of the Financial Program that was approved by the stockholders on October 29, 2004.

On November 5, 2004, the Company entered into a short-term loan agreement for $3.0 million for a period of 90 days at a rate of 5% with The Price Group. This short-term loan was repaid in full on January 10, 2005.

On April 19, 2005, the Company entered into a Stock Purchase Agreement with the Price Group, the Sol and Helen Price Trust and the Robert and Allison Price Trust (the "Price Entities"). The agreement called for the Price Entities to transfer their 34% interest in PriceSmart (Guatemala), S.A. to the Company in exchange for a total of 825,000 shares of the Company's common stock, valued for such purpose at a price of $8.00 per share and having a value at such valuation equal to the amount paid by the Price Entities to acquire the minority interests in PriceSmart (Guatemala), S.A. from the former minority shareholders. The Price Entities had previously acquired the 34% interest in connection with the Company's settlement of disputes with the former minority interest shareholders.

Relationship with SD Revitalization: During fiscal year 2006, the Company sold approximately $34,000 of school supplies to SD Revitalization, a charitable group affiliated with Robert E. Price and Sol Price.

Relationship with PS Ivanhoe: On October 24, 2005, the Company borrowed $12.5 million from PS Ivanhoe, LLC, a California limited liability company ("PS Ivanhoe"), which is managed by the Price Group pursuant to a Promissory Note (the "Note"). The Note bears interest at a rate of 8% per annum and has a term of two years. All unpaid principal and accrued interest is due and payable in full on October 23, 2007 (the "Maturity Date"). Any amounts outstanding under the Note from and after the Maturity Date bear interest at a rate equal to the lesser of 12% per annum or the maximum interest rate allowed by law. To secure the Company's obligations under the Note, the Company and PS Ivanhoe entered into a Pledge and Security Agreement pursuant to which the Company granted to PS Ivanhoe a security interest in all of the issued and outstanding shares of stock (and all ownership rights with respect thereto) in PriceSmart Real Estate, S.A., the Company's wholly owned Panamanian subsidiary. On June 13, 2006, the promissory note entered with PS Ivanhoe was repaid. The Company paid approximately $642,000 in interest on the promissory note.

Use of Private Plane: From time to time members of the Company's management used a private plane owned in part by PFD Ivanhoe, Inc. ("PFD Ivanhoe") to travel to business meetings in Central America and the Caribbean. The Price Group owns 100% of the stock of PFD Ivanhoe, and Sol Price is an officer of PFD Ivanhoe. The Price Group's members include Sol Price, Robert E. Price, Murray Galinson and Jack McGrory (and previously included James F. Cahill). The Company reimburses PFD Ivanhoe based on the amounts the passengers would have paid if they had flown a commercial airline if one or more of the passengers is a Director of The Price Group (including Robert E. Price). If the passengers are solely PriceSmart, Inc. personnel, then the Company reimburses PFD Ivanhoe for a portion of the fixed management fee and additional expenses PFD Ivanhoe incurred as a result of the hours flown including direct charges associated with the use of the plane, landing fees, catering and international fees. The Company paid approximately $205,000, $159,000, and $86,000 for the fiscal years ended August 31, 2006, 2005, and 2004, respectively.

Put Option Agreement: On December 15, 2003, the Company entered into an agreement with the Sol and Helen Price Trust, a trust affiliated with Sol Price, giving the Company the right to sell all or a portion of specified real property to the Trust at any time on or prior to August 31, 2004 at a price equal to the Company's net book value for the respective properties and upon other commercially reasonable terms. The specified real property covers both the land and building at nine warehouse club locations. As of August 31, 2004, the net book value of this real property was approximately $54.9 million with approximately $29.9 million of encumbrances (including $5.1 million received as an advance payment for one of these properties). Under the terms of the agreement, the Company would have the option, but not the obligation, to lease back one or more warehouse club buildings at an annual lease rate equal to 9% of the selling price for the building and upon other commercially reasonable terms. On August 30, 2004, this agreement was extended for an additional 90 days. As a result of the Financial Program, the Company did not exercise its rights under this agreement or extend it further.

Promissory Note: In August 1998, four of the Company's officers and an entity affiliated with a fifth officer purchased an aggregate of 29,324 shares of Common Stock pursuant to the stock purchase feature of the 1998 Plan. These officers delivered to the Company promissory notes in the aggregate amount of $316,973. In April 2000, an additional officer purchased 3,738 shares of Common Stock pursuant to the stock purchase feature of the 1998 Plan and delivered to the Company a promissory note in the amount of $149,987. The promissory notes delivered by the first five borrowers initially were non-recourse notes, bore interest at a rate of 6% per annum and had terms of six years. These notes were amended in June 1999 to become recourse notes, bearing interest at a rate of 5.85%. The sixth officer's note also was a recourse note, with a six-year term bearing interest at a rate of 5.85%.

In August 2004, upon the expiration of their respective promissory notes, the first five borrowers paid all remaining principal and interest due under the notes by delivering an aggregate of 22,195 shares of Common Stock valued at $7.56 per share (the closing price of the Common Stock on August 6, 2004) and paid an aggregate of $149,177 in cash. Each of the first five officers received cash bonuses in August 2004 and used the after-tax proceeds of the bonus to pay the cash portion of the repayments described above. As of August 31, 2004, the Company had one outstanding loan (not yet due) with a balance of approximately $150,000, related to the purchase of 3,738 shares. Following the repayment noted above, the Company determined that the remaining loan should be treated under variable accounting, and, therefore this loan has been marked to market as of August 31, 2005, resulting in a charge of $117,000 and $4,000 in fiscal years 2004 and 2005, respectively. In April 2006, Mr. Hildebrandt repaid the outstanding principal and interest due under the note by delivering 3,738 shares of common stock valued at $8.83 per share (the closing price of the common stock on April 19, 2006) and paid $118,887 in cash. Mr. Hildebrandt received a cash bonus in April 2006 and used the after-tax proceeds of the bonus to pay the cash portion of the repayment.

Settlement of Suit: In connection with the settlement of a Complaint filed against Sol Price as well as the Company, as nominal defendant, alleging that Sol Price violated Section 16(b) of the Securities Exchange Act of 1934, in relation to an alleged purchase and subsequent sale of shares of the Company's Common Stock, Sol Price purchased an aggregate of $1,500,000 of the Company's Common Stock directly from the Company at a price of $8.90 per share, which was $0.50 above the closing price of the Company's Common Stock at the date that price was established. Additionally, Mr. Price reimbursed the Company the sum of $125,000, which was paid by the Company to Plaintiff's counsel as part of this settlement.

Relationships with Edgar Zurcher: Edgar Zurcher, a director of the Company since November 2000, is a partner in a law firm that the Company utilizes in certain legal matters. The Company incurred legal expenses with this entity of approximately $167,000, $313,000, and $108,200 during fiscal years 2006, 2005, and 2004, respectively. Mr. Zurcher is also a director of a company that owns 40% of Payless ShoeSource Holdings, Ltd., which rents retail space from the Company. The Company has recorded approximately $762,000, $748,000, and $757,000 in rental income for this space in fiscal years 2006, 2005, and 2004, respectively. Mr. Zurcher is also a director of Banco Promerica, from which the Company has recorded approximately $265,000, $266,000, and $305,000 of rental income during fiscal years 2006, 2005, and 2004, respectively for space leased to it by the Company. The Company also received approximately $938,000, $747,000, and $525,000 in incentive fees on a co-branded credit card the Company has with Banco Promerica in fiscal years 2006, 2005, and 2004 respectively. In addition, the Company also received approximately $93,000 in Smart credit fees during fiscal year 2006 related to the co-branded credit card with Banca Promerica. In February 2005, the Company received a one-time refund of approximately $400,000 for an accumulated marketing fund related to the co-branded credit card with Banco Promerica. Mr. Zurcher is also Chairman of the Board of Banca Promerica (Costa Rica), which lent $900,000 as part of a $5.9 million syndicated loan to the Company in fiscal 2000 and was repaid in October 2004. During fiscal 2001, the Company entered into a $1.9 million short-term credit facility with Banco Promerica (El Salvador), which was cancelled during fiscal 2005.

Relationships with Grupo Gigante, S.A. and Angel Losada M.: In January 2002, the Company entered into a 50/50 joint venture with Gigante to construct and operate warehouse clubs in Mexico. In addition, Angel Losada M., is a former director of the Company, was Chairman of the Board of Directors and Executive President of

Gigante. During the third quarter of fiscal 2002, the Company's Mexico joint venture began negotiations to lease certain property from Gigante in Mexico City, upon which the joint venture could construct and operate a membership warehouse club. In October 2002, the joint venture entered into a memorandum of intent for the allocation of construction expenses in connection with the proposed lease. In February 2005, the Company and Grupo Gigante S.A. announced the closure of the three warehouse clubs operated by PriceSmart Mexico effective February 28, 2005.

In January 2002, Gigante purchased 15,000 shares of the Company's Series A Preferred Stock for an aggregate purchase price of $15,000,000 pursuant to a Series A Preferred Stock and Warrant Purchase Agreement entered into on January 15, 2002 between the Company and Gigante. Gigante also received a warrant to purchase 200,000 shares of the Company's common stock at an exercise price of $37.50 per share, subject to customary anti-dilution adjustments. The warrant expired one year from the date of issuance. On November 23, 2004, the Company issued an aggregate of 1,667,333 shares of its common stock to Gigante in exchange for all of the outstanding shares of the Company's Series A Preferred Stock held by Gigante as part of the Financial Program.

Relationship with PriceSmart Mexico: The Company sold inventory to PriceSmart Mexico and charged it for salaries and other administrative services. Such transactions were in the ordinary course of business at negotiated prices comparable to those of transactions with other customers. For fiscal years 2006, 2005, and 2004 export sales to PriceSmart Mexico were approximately $0, $214,000, $583,000, respectively, and are included in total export sales of $63,000, $425,000, and $1.1 million, respectively. Under equity accounting, for export sales to PriceSmart Mexico, the Company's investment in unconsolidated affiliate has been reduced by the Company's portion of the unrealized profit from these sales.

The Company has purchased furniture and fixtures from the closed Mexico warehouse clubs utilizing cash, an advance payment of $750,000 and offsetting the $1.0 million note and other receivables owed by PriceSmart Mexico. At August 31, 2006, the aggregate amount of equipment purchased from Mexico was approximately $2.3 million.

Relationships with PSC, S.A.: Mr. Zurcher is a director and stockholder of PSC, S.A. ("PSC") and PSC owns 49% of PriceSmart Nicaragua. On June 3, 2000, PSMT Caribe, Inc., a British Virgin Islands corporation and wholly owned subsidiary of the Company ("PSMT Caribe"), and PSC entered into an option agreement, as amended on August 28, 2002 (the "Option"), which gave PSC the option to purchase from PSMT Caribe excess real property located in San Pedro Sula, Honduras, Santa Elena, El Salvador, Heredia, Costa Rica, Santo Domingo, Dominican Republic and Zapote, Costa Rica (collectively, the "Properties"). On or about June 26, 2000, PSC exercised the Option and subsequently acquired all of the Properties with the exception of the properties located in Santa Elena and Heredia.

The Company believed that the development of the properties located in Santa Elena, Heredia and Santa Domingo, each of which are located adjacent to certain of the Company's warehouse clubs in these locations, may be detrimental to the operation of such warehouse clubs. Accordingly, the Company's Board of Directors authorized a transaction, which was effected during fiscal 2005 whereby PSC (i) conveyed the Santa Domingo property to the Company or a wholly owned subsidiary thereof and (ii) relinquished all of its rights ("Rights") to acquire the properties located in Santa Elena and Heredia that it obtained pursuant to its exercise of the Option as described above. In exchange, the Company issued to PSC 138,820 shares of its common stock. For purposes of this transaction, the value of the properties and the Rights was deemed to be an aggregate of $1,112,960.

The Company believes that each of the related party transactions described above were on terms that the Company could have been obtained from unaffiliated third parties.

NOTE 15 - ACQUISITION OF MINORITY INTEREST

The Company's business combinations are accounted for under the purchase method of accounting, and include the results of operations of the acquired business from the date of acquisition. Net assets of the acquired business are recorded at their fair value at the date of the acquisition. The excess of the purchase price over the fair value of tangible net assets acquired is included in goodwill in the accompanying consolidated balance sheets.

On April 19, 2005, the Company announced that it had entered into an agreement to settle the previously disclosed disputes pertaining to the Company's Guatemalan subsidiary. Specifically, the Company entered into an agreement with Grupo Solid (Guatemala), S.A. and Grupo Solid, S.A., the minority shareholders of the Company's Guatemala subsidiary, whereby the parties mutually released all claims, the Company acquired the minority shareholders' shares in PriceSmart (Guatemala), S.A., all pending litigation and the pending arbitration (as previously announced by the Company) between the minority shareholders and the Company was dismissed, and Grupo Solid, S.A. was released from its joint and several guaranty (together with the Company) of a real estate lease to which PriceSmart (Guatemala), S.A. is a party. As a result of this agreement, the Company increased its ownership in PriceSmart (Guatemala), S.A. from 66% to 100%.

The Company's acquisition of the minority shareholders' interests involved a two-step process. First, on April 19, 2005, the minority shareholder conveyed its 34% interest in PriceSmart (Guatemala), S.A. to the Price Group, the Sol and Helen Price Trust and the Robert and Allison Price Trust (together with the Price Group and the Sol and Helen Price Trust, the "Price Entities"), in exchange for the payment by the Price Entities to the minority shareholders of a total of $6,600,000 in cash. Second, the Price Entities transferred the 34% interest in PriceSmart (Guatemala), S.A. to the Company in exchange for a total of 825,000 shares of the Company's common stock, valued for such purpose at a price of $8.00 per share and having a value at such valuation equal to the amount paid by the Price Entities to the minority shareholders. On April 19, 2005, the Company and the Price Entities entered into a Stock Purchase Agreement reflecting the parties' agreement to such exchange of shares. Robert E. Price, the Company's Chairman of the Board and Chief Executive Officer, Sol Price, a significant stockholder of the Company and father of Robert E. Price, are members and managers of the Price Group. Robert E. Price is a trustee of both trusts and Sol Price is a trustee of the Sol and Helen Price Trust. Directors Murray L. Galinson and Jack McGrory are members and managers of the Price Group.

The consideration given in connection with this acquisition consisted of $6.6 million in the issuance of common stock and $274,000 for the forgiveness of a note receivable. The purchase price of $6.9 million was allocated to settlement costs of $41,000, $350,000 to minority interest and $6.5 million to goodwill. The goodwill has been allocated to the Central American Operations segment.

During fiscal 2006, the Company decided to purchase the minority interests of its Jamaica subsidiary in order to strengthen the Company's position for the future and consequently increased its ownership percentage in its Jamaica subsidiary from 67.5% to 100%. The Company acquired the minority interests of its three partners, Big Box Sales, Ltd., Chancellor Holdings Limited, and P.S.C., SA, whose ownership percentages were 15%, 10% and 7.5% respectively, on November 17, 2005, November 15, 2005, and December 23, 2005, respectively. The consideration given in connection with this acquisition consisted of $2.4 million in cash and forgiveness of a $413,000 note receivable. The purchase price of $2.8 million was allocated to minority interest of $556,000, $126,000 to buildings and $2.1 million to goodwill. Also, during the second quarter of fiscal year 2006, the Company purchased a 5% minority interest of its Trinidad subsidiary from one of its partners and thereby increased its ownership percentage in its Trinidad subsidiary from 90% to 95%. The consideration given in connection with this acquisition was $300,000. The purchase price was allocated to minority interest of $132,000 and $168,000 to goodwill. The goodwill related to these transactions has been allocated to the Caribbean Operations segment.

NOTE 16 – UNCONSOLIDATED AFFILIATE

In January 2002, the Company entered into a joint venture agreement with Grupo Gigante, S.A. de C.V. ("Gigante") to initially open four PriceSmart warehouse clubs in Mexico. The Company and Gigante contributed $20.0 million each for a total of $40.0 million, and each owned 50% of the operations in PSMT Mexico, S.A. de C.V. ("PSMT Mexico"). The Company accounts for this investment under the equity method of accounting, in which the Company reflects its proportionate share of the income or loss from the joint venture. Three warehouse clubs were eventually opened during fiscal year 2003.

During the fourth quarter of fiscal 2004, due to the historical operating losses and management's assessment as to the inability to recover the full carrying amount of its investment in PSMT Mexico, the Company recorded a non-cash charge of $3.1 million to reduce the Company's "Investment in unconsolidated affiliate."

On February 11, 2005, it was announced that the Company and Gigante had decided to close the warehouse club operations of PSMT Mexico and the closure was completed on February 28, 2005. The joint venture sold two of the three warehouse clubs, consisting of land and buildings, in September 2005 for an aggregate price of $11.2 million. One warehouse club remains unsold, although efforts are underway to sell it as well. The fixtures and equipment are also being sold. The Company has purchased approximately $2.3 million of fixtures from PSMT Mexico as of August 31, 2006. The Company paid $750,000 in cash and offset the remainder with receivables and a note owed by PSMT Mexico to the Company.

During the fourth quarter of fiscal 2005, the Company recorded a non-cash charge of $1.1 million due to a re-assessment of its ability to recover the remaining carrying value of its investment in PSMT Mexico.

The summarized financial information of the unconsolidated affiliate is as follows:

	As of August 31,	
	2006	2005
Current assets	$5,887	$ 6,446
Noncurrent assets	$7,038	$20,319
Current liabilities	$ 839	$ 1,061
Noncurrent liabilities	$ —	$ 6,132

	Year Ended August 31,		
	2006	2005	2004
Revenues	$ 88	$25,948	$44,883
Cost of Goods Sold	$ 20	$24,356	$40,152
Net Loss	$(193)	$(6,518)	$(3,388)

NOTE 17 - SEGMENTS

The Company is principally engaged in international membership shopping warehouse clubs operating primarily in Central America and the Caribbean. The Company operates in three segments based on geographic area and measures performance on operating income (loss). Segment amounts are presented after converting to U.S. dollars and consolidating eliminations. Certain revenues and operating costs included in the United States segment have not been allocated, as it is impractical to do so. The Mexico joint venture is not segmented for the periods presented and is included in the United States segment. The Company's reportable segments are based on management responsibility.

	United States Operations	Central American Operations	Caribbean Operations	Total
Year Ended August 31, 2006				
Total revenue	$ 130	$449,820	$284,723	$734,673
Asset Impairment and Closure Cost	—	(996)	(838)	(1,834)
Operating income	1,678	12,963	3,489	18,130
Interest Income	1,555	275	129	1,959
Interest Expense	(802)	(1,247)	(1,142)	(3,191)
Income Tax Expense	(5,664)	(1,783)	(665)	(8,112)
Income (loss) from continuing operations	(3,335)	9,726	1,793	8,184
Discontinued operations, net of tax	3,674	—	—	3,674
Depreciation and amortization	587	5,370	3,661	9,618
Goodwill	—	26,350	5,520	31,870
Assets of discontinued operations	1,594	—	—	1,594
Identifiable assets	64,927	197,364	96,752	359,043
Year Ended August 31, 2005				
Total revenue	$ 481	$378,888	$239,456	$618,825
Asset Impairment and Closure Cost	—	(1,710)	(9,651)	(11,361)
Operating income (loss)	685	4,933	(10,929)	(5,311)
Interest Income	1,472	227	55	1,754
Interest Expense	(791)	(2,800)	(1,794)	(5,385)
Income Tax Expense	(4,213)	(2,690)	(2,237)	(9,140)
Loss from continuing operations	(7,216)	(765)	(14,897)	(22,878)
Discontinued operations, net of tax	(19,459)	—	—	(19,459)
Depreciation and amortization	666	5,401	3,420	9,487
Goodwill	—	26,361	3,239	29,600
Assets of discontinued operations	315	—	—	315
Identifiable assets	64,138	165,202	90,514	319,854
Year Ended August 31, 2004				
Total revenue	$ 2,391	$348,917	$192,883	$544,191
Asset Impairment and Closure Cost	(166)	(1,033)	(37)	(1,236)
Operating income (loss)	(4,020)	4,282	(6,967)	(6,705)
Interest Income	1,655	187	87	1,929
Interest Expense	(649)	(4,866)	(2,415)	(7,930)
Income Tax Expense	(446)	(2,917)	(873)	(4,236)
Loss from continuing operations	(7,841)	(3,700)	(9,247)	(20,788)
Discontinued operations, net of tax	(9,194)	—	—	(9,194)
Depreciation and amortization	1,007	6,457	4,834	12,298
Goodwill	—	19,832	3,239	23,071
Assets of discontinued operations	45,069	—	—	45,069
Identifiable assets	136,279	147,259	92,470	376,008

NOTE 18 – SUBSEQUENT EVENTS

On September 15, 2006 the Company repaid the remaining balance on the long-term debt held by the International Finance Corporation. This debt had a remaining principal balance of $14.9 million at the time of repayment with semi-annual principal payments due through 2010.

NOTE 19 – QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information for fiscal years 2006 and 2005 is as follows:

Fiscal 2006 (in thousands, except per share data)	Three Months Ended, Nov. 30, 2005	Feb. 28, 2006	May 31, 2006	Aug. 31, 2006	Year Ended Aug. 31, 2006
Total net sales	$166,513	$189,573	$180,790	$182,763	$719,639
Cost of goods sold	$142,520	$162,186	$153,626	$153,165	$611,497
Income from continuing operations	$ 1,351	$ 3,347	$ 3,125	$ 361	$ 8,184
Discontinued operations, net of tax	$ 654	$ (107)	$ 103	$ 3,024	$ 3,674
Preferred dividends	$ —	$ —	$ —	$ —	$ —
Net income attributable to common stockholders:	$ 2,005	$ 3,240	$ 3,228	$ 3,385	$ 11,858
Basic	$ 0.08	$ 0.12	$ 0.11	$ 0.12	$ 0.43
Diluted	$ 0.08	$ 0.12	$ 0.11	$ 0.12	$ 0.43

Fiscal 2005 (in thousands, except per share data)	Three Months Ended, Nov. 30, 2004	Feb. 28, 2005	May 31, 2005	Aug. 31, 2005	Year Ended Aug. 31, 2005
Total net sales	$138,034	$160,725	$151,240	$155,420	$605,419
Cost of goods sold	$116,477	$138,969	$129,524	$132,035	$517,005
Loss from continuing operations	$ (803)	$ (2,547)	$ (12,075)	$ (7,453)	$ (22,878)
Discontinued operations, net of tax	$ (1,073)	$ (641)	$ (1,070)	$ (16,675)	$ (19,459)
Preferred dividends	$ 21,295	$ —	$ —	$ —	$ 21,295
Net loss attributable to common stockholders:	$ (23,171)	$ (3,188)	$ (13,145)	$ (24,128)	$ (63,632)
Basic	$ (2.25)	$ (0.16)	$ (0.53)	$ (0.95)	$ (3.15)
Diluted	$ (2.25)	$ (0.16)	$ (0.53)	$ (0.95)	$ (3.15)

Market for Common Equity Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock has been quoted and traded on the NASDAQ National Market under the symbol "PSMT" since September 2, 1997. As of November 7, 2006, there were approximately 3,970 holders of record of the common stock.

	Dates From	Dates To	Stock Price High	Stock Price Low
2006 CALENDAR QUARTERS				
First Quarter	9/1/05	11/30/05	$ 8.70	$ 7.72
Second Quarter	12/1/05	2/28/06	8.49	7.80
Third Quarter	3/1/06	5/31/06	12.51	7.55
Fourth Quarter	6/1/06	8/31/06	13.46	10.02
2005 CALENDAR QUARTERS				
First Quarter	9/1/04	11/30/04	$ 9.65	$ 7.10
Second Quarter	12/1/04	2/28/05	8.68	7.15
Third Quarter	3/1/05	5/31/05	8.02	6.11
Fourth Quarter	6/1/05	8/31/05	8.68	6.52

The Company has never declared a cash dividend on its Common Stock and does not anticipate doing so in the foreseeable future.

Recent Sales of Unregistered Securities

There were no sales of unregistered securities during the quarter ended August 31, 2006, except as reported on Current Reports on Form 8-K filed during the quarter.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Directors

The table below indicates the name, position with the Company and age of each director:

Name	Position	Age
Robert E. Price	Chairman of the Board; Chief Executive Officer	64
Murray L. Galinson	Director	69
Katherine L. Hensley	Director	69
Leon C. Janks	Director	57
Lawrence B. Krause	Director	76
Jack McGrory	Director	57
Keene Wolcott	Director	75
Edgar A. Zurcher	Director	55

Information Regarding Directors

Robert E. Price has been Chairman of the Board of the Company since July 1994 and Chief Executive Officer of the Company since April 2006. He served as Interim Chief Executive Officer of the Company from April 2003 until April 2006 and also served as Interim President of the Company from April 2003 until October 2004. Mr. Price also served as President and Chief Executive Officer of the Company from July 1994 until January 1998. Additionally, Mr. Price served as Chairman of the Board of Price Enterprises, Inc. ("PEI") from July 1994 until November 1999 and was President and Chief Executive Officer of PEI from July 1994 until September 1997. Mr. Price was Chairman of the Board of Price/Costco, Inc. ("Costco") from October 1993 to December 1994. From 1976 to October 1993, he was Chief Executive Officer and a director of The Price Company ("TPC"). Mr. Price served as Chairman of the Board of TPC from January 1989 to October 1993, and as its President from 1976 until December 1990. Mr. Price has also been a Manager of The Price Group since August 2000.

Murray L. Galinson has been a director of the Company since November 2000. Mr. Galinson served as a director of PEI from August 1994 until November 1999 and from January 2001 until September 2001, and served as a director of Price Legacy from September 2001 to December 2004. Additionally, Mr. Galinson has been Chairman of the Board of San Diego National Bank since May 1996 and has served as a director of San Diego National Bank since its inception in 1981. Mr. Galinson also served as President and Chief Executive Officer of San Diego National Bank from September 1984 to September 1997 and was Chairman of the Board and Chief Executive Officer of SDNB Financial Corporation from 1985 to 1997. Additionally, Mr. Galinson has been a member of the Board of Trustees of the California State University system since April 2001. Mr. Galinson has also been a Manager of The Price Group since August 2000.

Katherine L. Hensley has been a director of the Company since July 1997 and served as a director of PEI from December 1994 until July 1997. She is a retired partner of the law firm of O'Melveny & Myers in Los Angeles, California. Ms. Hensley joined O'Melveny & Myers in 1978 and was a partner from 1986 to February 1992. From 1994 to 2000, Ms. Hensley served as a trustee of Security First Trust, an open-end investment management company registered under the Investment Company Act of 1940.

Leon C. Janks has been a director of the Company since July 1997 and served as a director of PEI from March 1995 until July 1997. He has been a partner in the accounting firm of Green, Hasson & Janks LLP in Los Angeles, California since 1980 and serves as its Managing Partner. Mr. Janks has extensive experience in domestic and international business, serving a wide variety of clients in diverse businesses, and is a certified public accountant.

Lawrence B. Krause has been a director of the Company since July 1997. Mr. Krause has been a Professor and the Director of the Korea-Pacific Program at the Graduate School of International Relations and Pacific Studies at the University of California, San Diego since 1986. He became a Professor Emeritus in 1997. Mr. Krause also serves on the board of FFTW Funds, Inc., an open-ended management investment company registered under the Investment Company Act of 1940, as amended, and on advisory boards for a number of institutions including the Korea Economic Institute, the Committee on Asian Economic Studies and the U.S. National Committee for Pacific Economic Cooperation.

Jack McGrory has been a director of the Company since November 2000. Mr. McGrory served as Chairman of the Board of Price Legacy from September 2001 until December 2004, served as President and Chief Executive Officer of Price Legacy from October 2003 until December 2004, and was President and Chief Executive Officer of PEI from September 1997 until November 1999. Mr. McGrory also serves as a director of the San Diego Padres, L.P. and was its Executive Vice President and Chief Operating Officer from September 1999 until August 2000. From March 1991 through August 1997, Mr. McGrory served as City Manager of San Diego. Mr. McGrory has also been a Manager of The Price Group since August 2000.

Keene Wolcott has been a director of the Company since October 2006. Mr. Wolcott has been President of Wolcott Investments, Inc., a private investment company, since 1975. Mr. Wolcott also served as a director of Price Legacy from September 2001 until December 2004 and served as a director of The Price REIT, Inc. from January 1995 until 1998. From 1969 to 1973, Mr. Wolcott served as Chief Executive Officer of the Colorado Corporation, which managed investor funds in oil and gas exploration. Prior to 1969, he served as Senior Vice President of Hayden, Stone and Company, a securities brokerage firm.

Edgar A. Zurcher has been a director of the Company since November 2000. Mr. Zurcher has been a partner in the law firm Zurcher, Odio & Raven in Costa Rica since 1980. Additionally, Mr. Zurcher has been a director and 9.1% shareholder of PSC, S.A. (which previously owned 49% of PSMT Caribe, Inc.) since its inception in September 1998. PSC, S.A. beneficially owns approximately 3.0% of the outstanding Common Stock of the Company. Mr. Zurcher has also been a 9.1% owner of Banco Promerica, and a director of Banco Promerica (Dominican Republic) and Chairman of the Board of Banco Promerica (Costa Rica), since 2000.

Executive Officers

The table below indicates the name, position and age of the executive officers of the Company:

Name	Position	Age
Robert E. Price	Chief Executive Officer	64
Jose Luis Laparte	President	40
John M. Heffner	Executive Vice President and Chief Financial Officer	52
Robert M. Gans	Executive Vice President, Secretary and General Counsel	57
William J. Naylon	Executive Vice President and Chief Operating Officer	44
Thomas D. Martin	Executive Vice President – Merchandising	50
Edward Oats	Executive Vice President – Information Technology and Logistics	45
Brud E. Drachman	Executive Vice President – Construction Management	51
John D. Hildebrandt	Executive Vice President – Caribbean and Central America Operations	48

Robert E. Price has been Chairman of the Board of the Company since July 1994 and Chief Executive Officer of the Company since April 2006, served as Interim Chief Executive Officer of the Company from April 2003 until April 2006 and also served as Interim President of the Company from April 2003 until October 2004. Mr. Price also served as President and Chief Executive Officer of the Company from July 1994 until January 1998. Additionally, Mr. Price served as Chairman of the Board of PEI from July 1994 until November 1999 and was President and Chief Executive Officer of PEI from July 1994 until September 1997. Mr. Price was Chairman of the Board of Costco from October 1993 to December 1994. From 1976 to October 1993, he was Chief Executive Officer and a director of TPC. Mr. R. Price served as Chairman of the Board of TPC from January 1989 to October 1993, and as its President from 1976 until December 1990.

Jose Luis Laparte has been President of the Company since October 2004 and served as a consultant for the Company from December 2003 to October 2004. Prior to joining the Company as a consultant, Mr. Laparte worked more than 14 years for Wal-Mart Stores, Inc. in Mexico and the United States in progressively responsible positions. From October 2002 through September 2003, he served as Vice President of Sam's International, where he directed and managed the company's operations, finance, sales, marketing, product development and merchandising. From May 2000 to October 2002, he served as Vice President, Wal-Mart de Mexico, responsible for sales and the expansion of the Sam's Club format in Mexico.

John M. Heffner has been Executive Vice President and Chief Financial Officer of the Company since January 2004 after having served as a consultant to the Company on financial matters from September 2003 through December 2003. From February 2000 until August 2003, Mr. Heffner was Vice President of Finance and CFO of Kyocera Wireless Corp. Mr. Heffner's previous professional experience was with Digital Equipment Corporation where he held a variety of financial management roles over a 20 year period, and more recently with QUALCOMM Incorporated, where he was a Vice President of Finance from July 1998 until February 2000. Mr. Heffner is a graduate of St. Lawrence University and received an MBA from Syracuse University.

Robert M. Gans has been Executive Vice President, General Counsel and Secretary of the Company since August 1997 and was Executive Vice President and General Counsel of PEI from October 1994 until July 1997. Mr. Gans graduated from the UCLA School of Law in 1975 and actively practiced law in private practice from 1975 until 1994. From 1988 until October 1994, Mr. Gans was the senior member of the law firm of Gans, Blackmar & Stevens, A.P.C., of San Diego, California.

William J. Naylon has been Executive Vice President and Chief Operating Officer of the Company since January 2002. Mr. Naylon served as Executive Vice President – Merchandising of the Company from July 2001 until January 2002 and as Senior Vice President of the Company from March 1998 until July 2001. From September 1995 through February 1998, Mr. Naylon was Managing Director for the Company's licensee warehouse club operation in Indonesia. Prior to joining the Company, Mr. Naylon was a General Manager for Costco and had served in various management roles for TPC.

Thomas D. Martin has been Executive Vice President – Merchandising of the Company since October 1998 and served as Senior Vice President of the Company from August 1997 to September 1998. Mr. Martin previously served as Vice President of PEI from August 1994 until July 1997, directing merchandising strategies and product sourcing for its international merchandising business, in addition to managing its trading company activities. Prior to joining PEI as Vice President in August 1994, Mr. Martin served as Vice President of Costco from October 1993 to December 1994 and had served in various management roles for TPC.

Edward Oats has been Executive Vice President – Information Technology and Logistics of the Company since November 2002 and served as Senior Vice President – Logistics/Information Technology of the Company from May 2000 to October 2002. Mr. Oats previously served as Vice President of Information Technology of the Company from August 1997 to April 2000, and as International IT Manager of PEI from 1993 to 1997. From 1982 to 1993, Mr. Oats served in several positions in TPC operations and management.

Brud E. Drachman has been Executive Vice President – Construction Management of the Company since November 2005, served as Executive Vice President – Real Estate and Construction of the Company from February 2005 through October 2005 and had served as Executive Vice President – Construction and Private Label Merchandising from November 2004 until January 2005. Mr. Drachman had served as Executive Vice President – Real Estate and Construction of the Company from November 2002 until October 2004 and served as Senior Vice President – Real Estate and Construction of the Company from August 1998 to October 2002. Mr. Drachman previously served as Vice President – Real Estate and Construction at PEI from August 1994 to August 1997. Prior to joining PEI in 1994, Mr. Drachman served as Project Manager at TPC since 1987.

John D. Hildebrandt has been Executive Vice President – Central America Operations since August 2003. Mr. Hildebrandt served as Executive Vice President – Caribbean and Asia Operations from July 2001 until July 2003 and served as Senior Vice President of the Company from September 2000 until July 2001. Mr. Hildebrandt previously served as Vice President of the Company from September 1998 until August 2000, overseeing operations in Central America. Mr. Hildebrandt served as the Company's Country Manager in the Philippines and Panama from August 1997 until August 1998, and as PEI's Country Manager in the Philippines and Panama from 1996 until the Company was spun off from PEI in August 1997. Prior to joining PEI as Country Manager in 1996, Mr. Hildebrandt was a Senior Operations Manager of Costco from 1994 through 1996, and had served in various management roles for TPC since 1979.

ADDITIONAL INFORMATION

Corporate Offices
9740 Scranton Road
San Diego, CA 92121
(858) 404-8800

Stock Exchange Listing
NASDAQ Stock Market
Stock Symbol: PSMT

Annual Meeting
Tuesday, January 23, 2007 at 10:00 AM
PriceSmart, Inc. Corporate Headquarters
9740 Scranton Road
San Diego, CA 92121

Transfer Agent
Mellon Investor Services
P.O. Box 3315
South Hackensack, NJ 07606
Telephone: (800) 522-6645
TDD for Hearing Impaired: (800) 231-5469
Outside U.S.: (201) 329-8660

Independent Registered Public Accounting Firm
Ernst & Young LLP
4370 La Jolla Village Drive, Suite 500
San Diego, CA 92122

PriceSmart's annual reports to the Securities and Exchange Commission on Form 10-K, as amended, and any quarterly reports on Form 10-Q, as amended, will be provided free of charge upon written request to Investor Relations, PriceSmart, Inc., 9740 Scranton Road., San Diego, CA 92121. Internet users can access PriceSmart's web site at http://www.pricesmart.com.

PRICESMART®